2008 Annual Report



CROGHAN
Bancshares, Inc.

Plan Well • Choose Well • Live Well

Vision

To be the financial institution that every client trusts with all of their banking business and stays with for life.



Mission

To support the financial education and well-being of every client, employee, shareholder, and community we serve.

CROGHAN
Bancshares, Inc.

Financial Highlights


TOTAL ASSETS
2004 $417,234
2005* $461,899
2006 $458,858
2007 $455,128
2008 $460,476
INCOME PER SHARE
2004 $2.70
2005* $3.05
2006 $3.03
2007 $3.13
2008 $2.51
RETURN ON ASSETS
2004 1.25%
2005* 1.24%
2006 1.21%
2007 1.23%
2008 .96%
RETURN ON EQUITY
2004 10.74%
2005* 11.43%
2006 10.90%
2007 10.60%
2008 8.09%

* Amounts after January 1, 2005 reflect the purchase of The Custar State Bank



Performance in a tough year

2008 was certainly a year that redefined the global banking industry. Banks, shareholders, and employees around the world faced challenges unlike many they had seen before. Some banks didn't survive. Others emerged as clear leaders, proving yet again that the true mettle of an organization often shows more in the bad times than in the good times.

In a year when many financial institutions did not survive, and when others lost billions, we ended up in a pretty good position, thanks to the strength and resilience of our organization. For the management team, it was a year that validated our strategy and our focus on the fundamentals of the banking business.

Although our strategic positioning in 2008 made it possible to avoid most of the market issues that hurt so many other financial institutions around the world, we knew that we wouldn't be completely immune to the effects of the ongoing economic turmoil. As a result Croghan experienced slower growth and higher loan charge-offs, primarily attributed to one credit. In a normal year we would expect to do much better for our shareholders. However, since 2008 was anything but a normal year, we remain pleased that Croghan's return on assets of .96% is above the Ohio bank average.

So, with all of our strengths, why hasn't our stock price outperformed? The reality is that investors simply fled the banking sector. In 2008, the market didn't differentiate between institutions like Croghan – that effectively managed the impact of market turmoil – and the many others who didn't. Having said that, we went into 2008 saying it would be a tough year and that definitely turned out to be the case. But against this backdrop of incredibly tough economic and market conditions, we obviously did a lot of things right. A lot of that comes down to strategic decisions we have made, largely around the way we manage risk. This has allowed us to maintain our earnings while avoiding the major mishaps that destroy shareholder value.

One of those decisions was to avoid subprime lending. Our approach is to lend in our local markets to people we know and take into consideration what's in the best financial interest of the client as well as the organization. At the same time we built up substantial cash reserves so we could keep growing our business in the event that we had to face the kind of liquidity crisis that the world is currently experiencing. As a result of our footprint, conservative lending practices, and strong credit culture, our capital position has remained strong.

Priorities for 2009

We are committed to being a better bank every day. What sets us apart is not just what we do, but how we do it. First, we'll focus on organic growth – understanding our competitive



advantage so we can grow our natural market share. Second, our job every day is to "WOW!" our clients. We're committed to understanding our clients' needs and their problems and finding the right solutions. Third, our strength is based on risk that we can understand and measure. We continue to focus on maximizing the return on every dollar of risk we take. And finally, we'll concentrate on operating with excellence and managing expenses to improve productivity. That means getting the job done every day better than our competitors.

Acquisition Possibilities

We have always said that if we see an opportunity that's consistent with our growth strategy, meets our risk requirements, and can be arranged in a shareholder-friendly way, we'll seriously consider it. When you combine growing market share by delivering a better banking experience than our competitors with our strong balance sheet, and liquidity, we are extremely well positioned for future growth.



Sincerely.

Steven C. Futrell
President/CEO

Building for the Future

Looking ahead, 2009 will continue to test us. The reality is we're facing a deepening recession and, because of that, will continue to face the challenges of asset quality. Even so, we'll cross-sell and deepen relationships in all our channels and continue to be a leader in client service – mobilizing our entire enterprise around that. 2009 will be about WOWing our clients every single day. This is a tall order. But I know we have the expertise and people to make it happen.

Over time we expect the market will recognize Croghan for its strategy of being a lower risk, highly integrated, and customer focused bank. This past year showed us that the banks that weathered the market turmoil the best were those who had better risk management practices. In that regard, we at Croghan are incredibly optimistic about the future of our company. I know I speak for our senior management team when I say we're proud to be part of this quality organization and we thank you, our shareholders, for your trust and loyalty.

Directors Emeriti

Croghan Bancshares, Inc.

Ted L. Hilty
Thomas F. Hite
Don W. Miller
Robert H. Moyer
Albert C. Nichols
J. Terrence Wolfe
Claude E. Young

Officers

Croghan Bancshares, Inc.

Steven C. Futrell
President/CEO

Thomas J. Elder Jr.
Vice President

Barry F. Luse
Vice President/Secretary

Kendall W. Rieman
Vice President/Treasurer

John C. Hoffman
Assistant Treasurer

Senior Managers

Jodi A. Albright

Thomas J. Elder Jr.

Steven C. Futrell

Michael J. Hartenstein

Barry F. Luse

Kendall W. Rieman

Pamela J. Swint



Directors

Michael D. Allen Sr.
Executive Vice President/General Manager
International Metal Hose Company

James E. Bowlus
President/Treasurer
Fremont Candy & Cigar, Inc.

James R. Faist
Vice President of Finance
Crown Battery Manufacturing Company

Steven C. Futrell
President/CEO
The Croghan Colonial Bank

Claire F. Johansen
Owner
Lane Dream Farms LLC

Stephen A. Kemper
Owner
Kemper Iron & Metal Company

Daniel W. Lease
Vice President/CFO
Whetstone Technology LLC

Thomas W. McLaughlin
Vice President/CFO
Underground Utilities, Inc.

Allan E. Mehlow
Secretary/Treasurer
The Mosser Group

Gary L. Zimmerman
President
Swint-Reineck Hardware, Inc.

Locations





MAIN
419.332.7301
323 Croghan Street, Fremont, Ohio 43420
Shantel M. Laird, Market Manager
Judith A. Gangwer, Office Manager

EAST
419.355.2342
1315 East State Street, Fremont, Ohio 43420
Coleen O. Miller, Office Manager
Katherine M. Burkin, Office Assistant

BALLVILLE
419.355.2361
1600 River Street, Fremont, Ohio 43420
Lisa M. Lamalie, Office Manager
Theresa R. Gierhart, Office Assistant

WEST
419.355.2352
2001 West State Street, Fremont, Ohio 43420
Valerie L. Reed, Market Manager
Laurie A. Zyski, Office Manager

BELLEVUE
419.483.7395
One Union Square, Bellevue, Ohio 44811
Lou Anne Sitterly, Market Manager
Betty L. Moyer, Office Assistant

CLYDE
419.547.9525
100 North Main Street, Clyde, Ohio 43410
Carolyn S. Farrar, Market Manager
Bonnie L. Pruitt, Office Assistant

CUSTAR
419.669.2801
22973 Defiance Pike, Custar, Ohio 43511
Linda C. Bechstein, Market Manager
Alice C. Perry, Office Assistant

GREEN SPRINGS
419.639.2225
200 North Broadway Street, Green Springs, Ohio 44836
Brenda L. Rando, Office Manager
Jeanette M. Eidenour, Office Assistant

MONROEVILLE
419.465.2596
11 Monroe Street, Monroeville, Ohio 44847
Darlene D. Tyler, Office Manager
Linda S. Scheid, Office Assistant

NORWALK
419.668.2507
60 Whittlesey Avenue, Norwalk, Ohio 44857
Jennie L. Hipp, Market Manager
Linda H. Zwayer, Business Development Officer

PORT CLINTON
419.732.7563
3994 East Harbor Road, Port Clinton, Ohio 43452
Marty C. Folger, Commercial Loan Officer
Chrystal L. Petersen, Office Manager

Financial Information

2008

CROGHAN

Bancshares, Inc.

CROGHAN BANCSHARES, INC.
CONTENTS

Financial Highlights	1
Description of the Corporation and Common Share Information	2
Selected Financial Data	3
Management's Discussion and Analysis	4
Management's Report On Internal Control Over Financial Reporting	17
Report of Independent Registered Public Accounting Firm	18
Consolidated Financial Statements	19

FINANCIAL HIGHLIGHTS

	2008	2007	Percent Change
For the year:			
Net income	$4,352,000	$5,511,000	(21.0)%
Income per common share	2.51	3.13	(19.8)%
Dividends per common share	1.28	1.24	3.2 %
Return on average assets	.96%	1.23%	
Return on average stockholders' equity	8.09%	10.60%	
At year-end:			
Assets	$460,476,000	$455,128,000	1.2 %
Loans	349,433,000	350,514,000	(.3)%
Securities	72,981,000	51,479,000	41.8 %
Deposits	345,077,000	362,833,000	(4.9)%
Stockholders' equity	54,819,000	53,288,000	2.9 %
Book value per common share	$31.86	$30.53	4.4 %
Stockholders' equity to total assets	11.90%	11.71%	
Number of stockholders of record	723	733	(1.4)%
Number of full-time equivalent employees	151	152	(.7)%

CROGHAN BANCSHARES, INC.
DESCRIPTION OF THE CORPORATION

Croghan Bancshares, Inc., an Ohio corporation (the "Corporation" or "Croghan"), is a bank holding company incorporated in 1983 with $460,476,000 in total assets as of December 31, 2008. Croghan owns all of the outstanding shares of The Croghan Colonial Bank (the "Bank"), an Ohio state-chartered bank incorporated in 1888 and headquartered in Fremont, Ohio.

The Bank offers a diverse range of commercial and retail banking services through its 11 offices located in Bellevue, Clyde, Custar, Fremont, Green Springs, Monroeville, Norwalk, and Port Clinton, Ohio. Products are comprised of traditional banking services such as consumer, commercial, agricultural and real estate loans, personal and business checking accounts, savings accounts, time deposit accounts, safe deposit box services, and trust department services. Investment products bearing no FDIC insurance are offered through the Bank's Trust and Investment Services Division.

MARKET PRICE AND DIVIDENDS ON COMMON SHARES

The Corporation's common shares are quoted on the OTC Bulletin Board under the symbol "CHBH." The following table shows the ranges of high and low price quotations, as reported on the OTC Bulletin Board, for the Corporation's common shares for each quarterly period during 2008 and 2007. OTC Bulletin Board quotations reflect inter-dealer prices, without mark-up, mark-down, or commission and may not necessarily represent actual transactions.

	2008		2007	
	Low	High	Low	High
First Quarter	$27.50	35.00	$35.00	37.25
Second Quarter	27.00	36.25	36.60	40.00
Third Quarter	26.25	28.75	38.10	39.90
Fourth Quarter	23.00	27.75	34.25	39.75

Dividends declared by the Corporation on its common shares during the past two years were as follows:

	2008	2007
Three-months ended March 31	$ .32	$ .31
Three-months ended June 30	.32	.31
Three-months ended September 30	.32	.31
Three-months ended December 31	.32	.31
Total	$1.28	$1.24

The ability of the Corporation to declare and pay dividends on its common shares is dependent, in large part, on dividends received from the Bank. The ability of the Bank to pay dividends is subject to certain legal and regulatory limitations described in Note 15 to the Consolidated Financial Statements, which begin on page 19 of the Annual Report, and under the discussion of the "Liquidity" section.

There were 726 holders of record of the Corporation's common shares on January 31, 2009.

AVAILABILITY OF MORE INFORMATION

To obtain a free copy of the Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2008, please write to:

Croghan Bancshares, Inc.
Barry F. Luse, Secretary
323 Croghan Street
Fremont, OH 43420

CROGHAN BANCSHARES, INC.
FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

	2008	2007	2006	2005	2004
		Years ended December 31, (Dollars in thousands, except share data)			
Statements of operations:					
Total interest income	$ 25,892	$ 27,752	$ 26,904	$ 25,385	$ 21,724
Total interest expense	8,160	10,524	9,613	7,310	5,699
Net interest income	17,732	17,228	17,291	18,075	16,025
Provision for loan losses	1,550	100	380	705	716
Net interest income, after provision for loan losses	16,182	17,128	16,911	17,370	15,309
Total non-interest income	3,414	3,486	3,035	2,761	2,916
Total non-interest expenses	13,526	12,755	12,168	12,077	10,964
Income before federal income taxes	6,070	7,859	7,778	8,054	7,261
Federal income taxes	1,718	2,348	2,289	2,333	2,143
Net income	$ 4,352	$ 5,511	$ 5,489	$ 5,721	$ 5,118
Per share of common stock:					
Net income	$ 2.51	$ 3.13	$ 3.03	$ 3.05	$ 2.70
Dividends	1.28	1.24	1.20	1.16	1.12
Book value	31.86	30.53	28.65	27.07	25.83
Average shares of common stock outstanding	1,732,611	1,763,320	1,814,011	1,877,987	1,897,582
Year-end balances:					
Loans, net	$346,146	$347,156	$353,678	$337,286	$319,058
Securities	72,981	51,479	61,913	81,421	61,323
Total assets	460,476	455,128	458,858	461,899	417,234
Deposits	345,077	362,833	371,194	368,459	326,093
Stockholders' equity	54,819	53,288	51,163	49,931	48,916
Average balances:					
Loans, net	$341,499	$343,979	$337,538	$340,158	$309,957
Securities	66,394	55,007	70,090	72,131	62,178
Total assets	455,286	448,489	452,209	459,707	408,688
Deposits	356,668	364,481	366,261	368,315	318,430
Stockholders' equity	53,820	52,011	50,357	50,052	47,672
Selected ratios:					
Net yield on average interest-earning assets	4.26%	4.23%	4.19%	4.30%	4.27%
Return on average assets	.96	1.23	1.21	1.24	1.25
Return on average stockholders' equity	8.09	10.60	10.90	11.43	10.74
Net loan charge-offs as a percent of average outstanding net loans	.47	.10	.12	.22	.22
Allowance for loan losses as a percent of year-end loans	.94	.96	1.01	1.06	1.06
Stockholders' equity as a percent of total year-end assets	11.90	11.71	11.15	10.81	11.72

Amounts after January 1, 2005 reflect the purchase of The Custar State Bank.

CROGHAN BANCSHARES, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion provides additional information relating to Croghan's financial condition and results of operations. This information is presented to further the reader's understanding of Croghan's Consolidated Financial Statements, which begin on page 19 of the Annual Report.

FORWARD-LOOKING STATEMENTS

Where appropriate, the following discussion contains the insights of management into known events and trends that have or may be expected to have a material effect on Croghan's operations and financial condition. The information presented may also contain forward-looking statements regarding future financial performance, which are not historical facts and which involve various risks and uncertainties. Croghan cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and advises readers that various factors including regional and national economic conditions, changes in the levels of market interest rates, and competitive and regulatory issues could affect Croghan's financial performance and cause the actual results for future periods to differ materially from those anticipated or projected.

Without limiting the foregoing and by way of example and not by way of limitation, some of the statements in the following referenced sections of this discussion and analysis are forward-looking and are, therefore, subject to such risks and uncertainties:

1. Management's discussion of the interest yield curve included under "Net Interest Income"
2. Management's discussion relating to the determination and assessment of the provision and allowance for loan losses included under "Provision for Loan Losses and the Allowance for Loan Losses"
3. Management's discussion of capital requirements and impairment charges included under "Stockholders' Equity"
4. Management's discussion relating to the Bank's liquidity included under "Liquidity"
5. Management's discussion of interest rate risk exposure included under "Interest Rate Risk"

Croghan does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements, except to the extent required by law.

PERFORMANCE SUMMARY

Croghan's net income for the year ended December 31, 2008 was $4,352,000, compared to $5,511,000 in 2007, and $5,489,000 in 2006. Net income in 2008 as compared to 2007 was favorably impacted by a $2,364,000 decrease in interest expense, while being adversely impacted by a $1,860,000 decrease in interest income, a $1,450,000 increase in the provision for loan losses, and a $771,000 increase in non-interest expenses, which collectively contributed to a $630,000 decrease in federal income taxes.

The return on average assets in 2008 was .96%, compared to 1.23% in 2007, and 1.21% in 2006. The return on average stockholders' equity was 8.09% in 2008, 10.60% in 2007, and 10.90% in 2006. Net income per share in 2008 amounted to $2.51, compared to $3.13 in 2007, and $3.03 in 2006.

Total assets increased to $460,476,000 at December 31, 2008, compared to $455,128,000 at December 31, 2007. Total loans decreased $1,081,000, or .3%, to $349,433,000 at December 31, 2008, compared to $350,514,000 at December 31, 2007. Total securities increased $21,502,000, or 41.8%, to $72,981,000 at December 31, 2008, compared to $51,479,000 at December 31, 2007. Total deposits decreased $17,756,000, or 4.9%, to $345,077,000 at December 31, 2008, from $362,833,000 at December 31, 2007. Total stockholders' equity at December 31, 2008 amounted to $54,819,000, a 2.9% increase as compared to $53,288,000 at December 31, 2007.

NET INTEREST INCOME

Net interest income, which represents the revenue generated from interest-earning assets in excess of the interest cost of funding those assets, is Croghan's principal source of income. Net interest income is influenced by market interest rate conditions and the volume and mix of interest-earning assets and interest-bearing liabilities. Many external factors affect net interest income and typically include the strength of client loan demand, client preference for individual deposit account products, competitors' loan and deposit product offerings, the national and local economic climates, and Federal Reserve monetary policy.

The following table demonstrates the components of net interest income for the years ended December 31:

	2008	2007	2006
		(Dollars in thousands)	
Average interest-earning assets	$416,393	$406,940	$412,991
Interest income	25,892	27,752	26,904
Average rate earned	6.22%	6.82%	6.51%
Average interest-bearing liabilities	$348,557	$345,290	$351,974
Interest expense	8,160	10,524	9,613
Average rate paid	2.34%	3.05%	2.73%
Net interest income	$ 17,732	$ 17,228	$ 17,291
Net interest yield (net interest income divided by average interest-earning assets)	4.26%	4.23%	4.19%

2008 vs. 2007. Net interest income for 2008 increased $504,000, or 2.9%, to $17,732,000, compared to $17,228,000 in 2007. Average interest-earning assets in 2008 increased $9,453,000, which was a direct result of the increase to the securities portfolio. Throughout 2008, Croghan took advantage of favorable spreads between investment rates and other borrowing rates which resulted in an increase to the security portfolio, other borrowings, and net interest income. Average interest-bearing liabilities increased $3,267,000, which was a result of increases in borrowed funds and offset by a decrease in deposits.

In 2008, the Federal Reserve Open Market Committee (FOMC) lowered managed interest rates 200 basis points, or 2.00%. With the reductions in managed rates, the average rate earned on interest-earning assets and average rate paid on interest-bearing liabilities both decreased in 2008. The average rate earned on interest-earning assets decreased to 6.22% in 2008 from 6.82% in 2007, while the average rate paid on interest-bearing liabilities decreased to 2.34% in 2008 from 3.05% in 2007. The net effect of these changes was that Croghan's net interest yield increased to 4.26% in 2008 from 4.23% in 2007.

2007 vs. 2006. Net interest income for 2007 decreased $63,000, or .4%, to $17,228,000, compared to $17,291,000 in 2006. Average interest-earning assets in 2007 decreased $6,051,000, which was a direct result of the reduction in the securities portfolio. Average interest-bearing liabilities decreased $6,684,000, which was a direct result of decreases in time deposit balances. In 2007, Croghan used funds from securities that matured and other borrowings to fund the reduction in interest-bearing liabilities that were lost in the time deposit category.

In the last six months of 2007, the FOMC lowered managed interest rates 100 basis points, or 1.00%. Despite the reductions in managed rates, the average rate paid on interest-bearing liabilities increased to 3.05% in 2007, from 2.73% in 2006, and the average rate earned on interest-earning assets increased to 6.82% in 2007, from 6.51% in 2006. The decline in managed rates was not matched by the competitive market rates which allowed for a return to a positive sloped Treasury yield curve. A result of the positive sloped Treasury yield curve was that it allowed interest-earning assets to increase more than interest-bearing liabilities. As a result, Croghan's net interest yield increased to 4.23% in 2007 from 4.19% in 2006.

PROVISION FOR LOAN LOSSES AND THE ALLOWANCE FOR LOAN LOSSES

Croghan's loan policy provides guidelines for managing both credit risk and asset quality. The policy details acceptable lending practices, establishes loan-grading classifications, and prescribes the use of a loan review process. Croghan employs credit analysis staff to aid in facilitating the early identification of problem loans, to help ensure sound credit decisions, and to assist in the determination of the allowance for loan losses. Croghan also engages an outside credit review firm to supplement the credit analysis function and to provide an independent assessment of the loan review process. Croghan's loan policy, loan review process, and credit analysis staff facilitate management's evaluation of the credit risk inherent in the lending function.

Croghan performs ongoing reviews to identify potential problem and nonperforming loans and also completes in-depth analysis with respect to the quarterly allowance for loan losses calculation. Part of this analysis involves accessing the need for specific reserves relative to impaired loans. This evaluation typically includes a review of the loans past performance history, a comparison of the estimated collateral value in relation to the outstanding loan balance, the overall financial strength of the borrower, industry risks pertinent to the borrower, and competitive trends that may influence the borrower's future financial performance. Loans are considered impaired when, based upon the most current information available, it appears probable that the borrower will not be able to make payments according to the contractual terms of the loan agreement. Impaired loans are recorded at the observable market price of the loan, the fair value of the underlying collateral (if the loan is collateral dependent), or the present value of the expected future cash flows discounted at the loan's effective interest rate. Given that Croghan's impaired loans are typically collateralized by real estate or other borrower assets, the fair value of individual impaired loans is most often based upon the underlying collateral value. Large groups of smaller balance homogenous loans are collectively evaluated for impairment.

To determine the allowance for loan losses, Croghan prepares a detailed quarterly analysis that focuses on delinquency trends, the status of nonperforming loans (i.e., impaired, nonaccrual, restructured, and past due 90 days or more), current and historical trends of charged-off loans within each loan category (i.e., commercial, real estate, and consumer), existing local and national economic conditions, and changes within the volume and mix in each loan category. Higher loss rates are applied in calculating the allowance for loan losses relating to potential problem loans. The loss rates are periodically evaluated considering historic loss rates in the respective potential problem loan categories (i.e., special mention, substandard, doubtful) and current trends.

Regular provisions are made in amounts sufficient to maintain the balance in the allowance for loan losses at a level considered by management to be adequate for losses within the portfolio. Even though management uses all available information to assess possible loan losses, future additions or reductions to the allowance may be required as changes occur in economic conditions and specific borrower circumstances. The regulatory agencies that periodically review Croghan's allowance for loan losses may also require additions to the allowance or the charge-off of specific loans based upon the information available to them at the time of their examinations.

The following table provides factors relating to the provision and allowance for loan losses for the years ended December 31:

	2008	2007	2006
	(Dollars in thousands)		
Provision for loan losses charged to expense	$ 1,550	$ 100	$ 380
Net loan charge-offs	1,621	342	404
Net loan charge-offs as a percent of average outstanding net loans	.47%	.10%	.12%

The following table provides information relating to problem loans and the allowance for loan losses as of December 31:

	2008	2007	2006
	(Dollars in thousands)		
Nonaccrual loans	$ 1,845	$ 2,285	$ 3,795
Loans contractually past due 90 days or more and still accruing interest	334	237	716
Restructured loans	-	-	-
Potential problem loans, other than those past due 90 days or more, nonaccrual, or restructured	13,140	9,405	8,199
Total potential problem and nonperforming loans	$15,319	$11,927	$12,710
Allowance for loan losses	$ 3,287	$ 3,358	$ 3,600
Allowance for loan losses as a percent of year-end loans	.94%	.96%	1.01%

2008 vs. 2007. The 2008 provision for loan losses totaled $1,550,000, or $1,450,000 more than the 2007 provision of $100,000. The increase in the 2008 provision was attributable to an increase in both the level of loan charge-offs during 2008, as compared to 2007, and the level of potential problem and nonperforming loans at December 31, 2008, as compared to December 31, 2007. During 2008, Croghan recognized $1,055,000 of charge-offs on one commercial loan credit. Croghan had provided a specific reserve relating to the credit of $800,000 in its allowance for loan losses calculation as of December 31, 2007. This large charge-off in 2008 also resulted in a significant increase in the historical loss rates for potential problem loans which is a component of the Bank's allowance for loan losses calculation. There were no similar, individually-significant charge-offs during 2007.

Total potential problem and nonperforming loans increased $3,392,000, or 28.4%, to $15,319,000 at December 31, 2008, compared to $11,927,000 at December 31, 2007. The adverse trends resulted from Croghan's higher level of potential problem loans at December 31, 2008, as compared to December 31, 2007, and are indicative of worsening economic conditions in Croghan's primary lending area.

Positive trends in the categories of potential problem and nonperforming loans at December 31, 2008 as compared to December 31, 2007 included a $440,000 decrease in nonaccrual loans. Adverse trends included a $97,000 increase in loans contractually past due 90 days or more and still accruing interest and a $3,735,000 increase in other potential problem loans at December 31, 2008, as compared to December 31, 2007. This increase was primarily due to both the volume of loans being classified as potential problem loans, as well as several large commercial credits being classified as potential problem credits.

Croghan typically classifies a loan as a potential problem loan, regardless of its collateralization or any contractually obligated guarantors, when a review of the borrower's financial statements indicates that the borrower does not generate sufficient operating cash flow to adequately service its debts.

The following table provides additional detail pertaining to the past due status of Croghan's potential problem loans as of December 31, 2008 (dollars in thousands):

Potential problem loans not currently past due	$10,139
Potential problem loans past due one day or more but less than 10 days	2,193
Potential problem loans past due 10 days or more but less than 30 days	487
Potential problem loans past due 30 days or more but less than 60 days	224
Potential problem loans past due 60 days or more but less than 90 days	97
Total potential problem loans	$13,140

The following table provides additional detail pertaining to the collateralization of Croghan's potential problem loans as of December 31, 2008 (dollars in thousands):

Collateralized by an interest in real property	$12,381
Collateralized by an interest in assets other than real property	747
Unsecured	12
Total potential problem loans	$13,140

2007 vs. 2006. The 2007 provision for loan losses totaled $100,000, or $280,000 less than the 2006 provision of $380,000. The reduction of the 2007 provision was attributable to a decrease in the level of loan charge-offs and nonaccrual loans. Total potential problem and nonperforming loans decreased $783,000, or 6.2%, to $11,927,000 at December 31, 2007, compared to $12,710,000 at December 31, 2006.

Positive trends in the categories of potential problem and nonperforming loans at December 31, 2007, as compared to December 31, 2006, included a $1,510,000 decrease in nonaccrual loans and a $479,000 decrease in loans contractually past due 90 days or more and still accruing interest. Adverse trends included a $1,206,000 increase in other potential problem loans at December 31, 2007, as compared to December 31, 2006. This increase was primarily due to the improvement and migration during the fourth quarter of 2007 from the nonaccrual loans category of a borrower with three loans aggregating $2,557,000 at December 31, 2006. Conversely, Croghan had a commercial credit with total outstanding borrowings of $1,383,000 at December 31, 2007 that migrated from the "potential problem loans" category and was placed on nonaccrual with a specific reserve of $800,000 in fourth quarter of 2007.

The following table provides additional detail pertaining to the past due status of Croghan's potential problem loans as of December 31, 2007 (dollars in thousands):

Potential problem loans not currently past due	$4,888
Potential problem loans past due one day or more but less than 10 days	2,006
Potential problem loans past due 10 days or more but less than 30 days	1,215
Potential problem loans past due 30 days or more but less than 60 days	985
Potential problem loans past due 60 days or more but less than 90 days	311
Total potential problem loans	$9,405

The following table provides additional detail pertaining to the collateralization of Croghan's potential problem loans as of December 31, 2007 (dollars in thousands):

Collateralized by an interest in real property	$6,790
Collateralized by an interest in assets other than real property	2,590
Unsecured	25
Total potential problem loans	$9,405

NON-INTEREST INCOME

Non-interest income is comprised of the items summarized in the following table for the years ended December 31:

	2008	2007	2006
		(Dollars in thousands)	
Trust income	$ 865	$ 888	$ 768
Service charges on deposit accounts	1,569	1,551	1,394
Gain (loss) on sale of securities	19	-	(9)
Increase in the cash value of life insurance	374	355	329
Other operating income	587	692	553
Total non-interest income	$3,414	$3,486	$3,035

2008 vs. 2007. Total non-interest income in 2008 decreased to $3,414,000, compared to $3,486,000 in 2007, a decrease of $72,000, or 2.1%. Trust income in 2008 decreased $23,000, or 2.6%, from the 2007 level. The Trust Department held total assets of $137,614,000 for 760 clients at December 31, 2008, compared to $140,063,000 of assets at December 31, 2007. Services offered by the Trust Department include qualified retirement plans (e.g., 401k and simple plans), personal trusts, investment management accounts, cash management accounts, individual retirement accounts, custody accounts, charitable trusts, and charitable gift annuities.

Service charges on deposit accounts increased $18,000, or 1.2%, in 2008 as compared to 2007 as a result of Croghan's continued development of various deposit products and services, as well as close scrutiny of its fee structure in comparison to its costs.

Croghan has purchased split-dollar life insurance policies on behalf of certain current and former employees and officers. The increase in the cash value of these policies accumulates on a tax-exempt basis, as long as the policies are not cashed, and the tax savings is used to fund supplemental retirement benefits for the named individuals. The total cash value of these life insurance policies aggregated $10,601,000 at December 31, 2008 and $10,227,000 at December 31, 2007. The increase in cash value of the policies amounted to $374,000 in 2008, compared to $355,000 in 2007.

Other operating income decreased $105,000, or 15.2%, to $587,000 in 2008, from $692,000 reported in 2007. Other operating income includes fees generated by the Investment Department of Croghan's Trust and Investment Services Division. The Investment Department markets non-FDIC insured investment products, such as mutual funds and annuities. Fees generated by the Investment Department totaled $133,000 in 2008, compared to $98,000 in 2007. Other items of note that comprise other operating income include ATM surcharge fees, MasterCard merchant referral commissions, safe deposit box fees, credit life insurance sales commissions, and fees from the sale of official checks and money orders.

2007 vs. 2006. Total non-interest income in 2007 increased to $3,486,000, compared to $3,035,000 in 2006, an increase of $451,000 or 14.9%. Trust income in 2007 increased $120,000, or 15.6%, from the 2006 level, with the increase partially attributable to fees from estate settlements. The Trust Department held total assets of $140,063,000 for 612 clients at December 31, 2007, compared to $134,022,000 of assets at December 31, 2006.

Service charges on deposit accounts increased $157,000, or 11.3%, in 2007 as compared to 2006 as a result of Croghan's continued development of various deposit products and services, as well as close scrutiny of its fee structure in comparison to its costs.

The total cash value of split-dollar life insurance policies aggregated $10,227,000 at December 31, 2007 and $9,872,000 at December 31, 2006. The increase in cash value of the policies amounted to $355,000 in 2007, compared to $329,000 in 2006.

Other operating income increased $139,000, or 25.1%, to $692,000 in 2007, from $553,000 in 2006. As previously mentioned, fees generated by the Investment Department are included in other non-interest income and totaled $98,000 in 2007, compared to $77,000 in 2006.

NON-INTEREST EXPENSES

Non-interest expenses are comprised of the items summarized in the following table for the years ended December 31:

	2008	2007	2006
		(Dollars in thousands)	
Compensation	$ 5,955	$ 5,663	$ 5,497
Benefits	1,666	1,523	1,390
Total personnel	7,621	7,186	6,887
Occupancy of premises	900	837	765
Amortization of core deposit intangible asset	58	58	57
Equipment and vehicle	1,263	1,196	1,053
Professional and consulting services	423	437	358
State franchise and other taxes	500	496	473
Postage	297	294	287
Stationery and supplies	226	219	215
Advertising and marketing	208	179	233
Third party computer processing	290	241	228
Examination fees	199	182	151
MasterCard franchise and processing	141	155	153
Loan collection and repossession fees	167	72	114
ATM network and processing fees	220	184	163
Telephone	107	99	99
Other operating	906	920	932
Total non-interest expenses	$13,526	$12,755	$12,168

2008 vs. 2007. Total non-interest expenses in 2008 increased to $13,526,000, from $12,755,000 in 2007, an increase of $771,000, or 6.0%. Total personnel expense increased $435,000, or 6.1%, to $7,621,000 in 2008, from $7,186,000 in 2007. In connection with the split-dollar life insurance policies described in the "Non-Interest Income" section, Croghan has entered into agreements with certain officers and employees to provide for supplemental retirement benefits. In connection with these agreements, Croghan recognized a provision for deferred compensation of $142,000 in 2008 (none in 2007), which is included in benefits. Full-time equivalent employees totaled 151 at December 31, 2008 compared to 152 at December 31, 2007. Other expenses that changed more than $50,000 between 2008 and 2007 included occupancy of premises, equipment and vehicle, and loan collection and repossession fees.

Occupancy of premises expense increased $63,000, or 7.5%. The increase was primarily due to the costs incurred from the opening of the new Norwalk banking center, improvements at the West banking center, and improvements to the Main banking center. Equipment and vehicle expenses increased $67,000, or 5.6%. Increases in equipment costs were primarily due to additional equipment purchased for the Norwalk, Main, and West banking centers, equipment maintenance contract fees, and merchant capture costs.

Loan collection and repossession fees increased $95,000, due to a significant increase in the volume of foreclosures, as well as additional legal fees incurred on several large problem commercial loans, including the large loan charge-off referred to in the "Provision for Loan Losses and the Allowance for Loan Losses" section.

2007 vs. 2006. Total non-interest expenses in 2007 increased to $12,755,000, from $12,168,000 in 2006, an increase of $587,000, or 4.8%. Total personnel expense increased $299,000, or 4.3%, to $7,186,000 in 2007, from $6,887,000 in 2006. During 2007, management received an updated analysis of Croghan's obligation for providing supplemental retirement benefits. Based on the results of the analysis, no provision was deemed necessary for the year ended December 31, 2007, compared to a credit of $83,000 in 2006. Full-time equivalent employees totaled 152 at December 31, 2007, compared to 156 at December 31, 2006. Other expenses that changed more than $50,000 between 2007 and 2006 included occupancy of premises, equipment and vehicle, professional and consulting services, and advertising and marketing.

Occupancy of premises expense increased $72,000, or 9.4%. The increase was primarily due to the costs incurred from the opening of the new Clyde banking center and improvements at the Main banking center in 2007. Equipment and vehicle expenses increased 13.6%. Increases in equipment costs were due to additional depreciation resulting from equipment purchases for the Clyde and Main banking centers.

Professional and consulting services increased $79,000, or 22.1%. These services include fees paid to various consulting firms that assist with operational and product issues, asset/liability management, compliance training, information technology matters, and business planning. They also include professional fees paid to legal, accounting, and loan review firms. The 2007 total included $117,000 in expenses for an accounting firm to assist in the internal control certification requirements specified by Section 404 of the Sarbanes-Oxley Act (SOX 404), which were not required in 2006.

Advertising and marketing expenses decreased $54,000, or 23.2%. In 2007, Croghan shifted away from mass marketing media such as billboards and newspapers and moved to direct client marketing, which resulted in reduced advertising and marketing costs.

FEDERAL INCOME TAXES

Federal income tax expense totaled $1,718,000 in 2008, compared to $2,348,000 in 2007, and $2,289,000 in 2006. The effective tax rate in 2008 was 28.3%, compared to 29.9% in 2007, and 29.4% in 2006.

SECURITIES

Croghan's securities portfolio is used to enhance net interest income, provide liquidity in the event of unforeseen cash flow needs, and diversify financial risk. At December 31, 2008, Croghan classified substantially all of its securities as available-for-sale. Available-for-sale securities are reported at their fair values, with the net unrealized gain or loss, net of tax, reported as a component of stockholders' equity known as "accumulated other comprehensive income (loss)." All securities are periodically reviewed for impairment.

Croghan's available-for-sale investment portfolio is primarily comprised of U.S. Government agency and political subdivision obligations. The fair value of available-for-sale securities totaled $68,748,000 at December 31, 2008, compared to $47,344,000 at December 31, 2007. As previously mentioned in the "Net Interest Income" section, Croghan took advantage of security investment rates that were available throughout 2008 which increased the securities portfolio.

Croghan has one corporate debt obligation which is classified as held-to-maturity and carried at amortized cost, amounting to $504,000 at December 31, 2008 and $506,000 at December 31, 2007.

Croghan's restricted stock is comprised of shares issued by the Federal Reserve Bank of Cleveland, Federal Home Loan Bank of Cincinnati, and Bankers Bancshares, Inc. of Gahanna, Ohio. The carrying value of restricted stock totaled $3,729,000 at December 31, 2008 and $3,629,000 at December 31, 2007.

The aggregate carrying value of all securities at December 31, 2008 totaled $72,981,000, an increase of 41.8%, as compared to $51,479,000 at December 31, 2007. Throughout 2008, Croghan used proceeds from securities maturities, sales, calls, and Federal Home Loan Bank borrowings to purchase new securities and fund the reduction in interest-bearing deposits.

LOANS

Total loans at December 31, 2008 decreased $1,081,000, or .3%, compared to December 31, 2007. The following table summarizes total loans and the percent change by major category as of December 31:

	2008	2007	Percent Change
	(Dollars in thousands)		
Commercial, financial and agricultural	$ 32,566	$ 38,057	(14.4)%
Real estate – residential mortgage	147,050	146,664	.3 %
Real estate – non-residential mortgage	142,452	135,743	4.9 %
Real estate – construction	9,952	11,427	(12.9)%
Consumer	14,843	15,838	(6.3)%
Credit card	2,570	2,785	(7.7)%
Total loans	$349,433	$350,514	(.3)%

Continued rigorous underwriting standards, along with current economic conditions throughout Croghan's market area, resulted in a decrease of $1,081,000, or .3%, in total loans to $349,433,000 at December 31, 2008, from $350,514,000 at December 31, 2007. As demonstrated in the preceding table, decreases occurred in all loan categories except for residential and non-residential real estate loans. The increase in non-residential real estate loans of $6,709,000, or 4.9%, reflected Croghan's continued emphasis on obtaining real estate collateral for commercial loans. The most significant decreases during 2008 occurred in the commercial, financial and agricultural loan category, which decreased $5,491,000, or 14.4%, as a result of charge-offs and reclassification due to the securing of real estate as collateral for more of these loans. The consumer loan category decreased $995,000, or 6.3%, as a result of continued competition from non-traditional sources. The real estate – construction category decreased $1,475,000, or 12.9%.

DEPOSITS AND OTHER INTEREST-BEARING LIABILITIES

Deposits and other interest-bearing liabilities at December 31, 2008 decreased $17,756,000, or 4.9%, compared to December 31, 2007. Deposits and other interest-bearing liabilities serve as a primary source of cash flows to fund loan demand and are summarized in the following table as of December 31:

	2008	2007	Percent Change
	(Dollars in thousands)		
Demand, non-interest bearing	$ 49,820	$ 52,957	(5.9)%
Savings, NOW, and money market deposits	143,922	160,431	(10.3)%
Time deposits	151,335	149,445	1.3 %
Total deposits	345,077	362,833	(4.9)%
Federal funds purchased and securities sold under repurchase agreements	17,351	11,106	56.2 %
Federal Home Loan Bank borrowings	39,500	24,500	61.2 %
Total deposits and other interest-bearing liabilities	$401,928	$398,439	.9 %

Federal Home Loan Bank borrowings, time deposits, and federal funds purchased and securities sold under repurchase agreements increased in 2008. Federal Home Loan Bank borrowings increased $15,000,000, or 61.2%, enabling the Bank to take advantage of the relatively low interest rate environment and invest the borrowings in higher yielding available-for-sale securities. The increase in time deposits of $1,890,000, or 1.3%, along with the increase in federal funds purchased and securities sold under repurchase agreements helped fund the net outflow of demand non-interest bearing and savings, NOW, and money market deposits of $19,646,000, or 9.2%, that occurred during 2008. Federal funds purchased and securities sold under repurchase agreements increased $6,245,000, or 56.2%, a result of the demand of new and existing clients wanting securities pledged against their deposits. The decrease in savings, NOW, and money market deposits was due to the low interest rate environment and higher rates being offered in the time deposit category.

STOCKHOLDERS' EQUITY

Croghan's stockholders' equity is summarized in the following table at December 31:

	2008	2007
	(Dollars in thousands)	
Common stock	$23,926	$23,926
Surplus	179	179
Retained earnings	37,281	35,292
Accumulated other comprehensive income	471	157
Treasury stock	(7,038)	(6,266)
Total stockholders' equity	$54,819	$53,288

Accumulated other comprehensive income consists of the net unrealized gain on securities classified as available-for-sale. At December 31, 2008, Croghan held $68,748,000 of available-for-sale securities with a net unrealized gain of $471,000, net of income taxes. This compares to available-for-sale securities of $47,344,000, at December 31, 2007, with a net unrealized gain of $157,000, net of income taxes. The $314,000 change in accumulated other comprehensive income was the result of customary and expected fluctuations in the bond market related to changes in interest rates during 2008. Since management believes that none of its investment securities holdings in an unrealized loss position at December 31, 2008 and 2007 are permanently impaired, there were no impairment charges made to operations in either 2008 or 2007.

Treasury stock at December 31, 2008 increased $772,000, or 12.3%, as compared to December 31, 2007. During 2008, Croghan repurchased 24,560 of its outstanding shares at an average price of $31.42 per share, all of which were maintained in treasury stock at December 31, 2008.

Bank holding companies, including Croghan, are subject to minimum capital requirements established by the Federal Reserve Board. Additionally, all insured depository institutions, including the Bank, are subject to the Federal Reserve Board's capital classification system that assigns institutions into one of the following categories: well capitalized, adequately capitalized, or undercapitalized. Failure of a bank or bank holding company to meet the adequately capitalized or minimum capital standards may result in the initiation of certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material adverse effect on an institution's financial statements.

The Federal Reserve Board's minimum Tier I risk-based and total risk-based capital ratios established for bank holding companies are 4% and 8%, respectively. At December 31, 2008, Croghan had a Tier I risk-based capital ratio of 12.9% and a total risk-based capital ratio of 13.9%. To be considered as "well capitalized" under prompt corrective action provisions, a bank must have a Tier I risk-based capital ratio (as defined) of at least 6% and a total capital ratio (as defined) of at least 10%. At December 31, 2008, the Bank was deemed "well capitalized" with a Tier I risk-based capital ratio of 11.3% and a total risk-based capital ratio of 13.5%. A detailed analysis of the capital amounts and related capital ratios for Croghan and the Bank is included in Note 15 to the Consolidated Financial Statements. Management believes that, as of December 31, 2008 and 2007, Croghan and the Bank met all applicable capital adequacy requirements.

LIQUIDITY

The Bank's primary sources of liquidity are derived from its core deposit base and stable stockholders' equity position. Secondary liquidity is provided by adjusting the daily federal funds sold position (when available), by actively managing the investment portfolio, and by adjusting federal funds purchased (borrowed) under established lines of credit from correspondent banks. At December 31, 2008, the Bank had established lines of credit with three correspondent banks to purchase federal funds, which are readily available on an unsecured short-term basis to meet daily liquidity needs as they arise. The average balance borrowed under these lines during 2008 totaled $805,000. At December 31, 2008, the Bank had federal funds purchased of $1,600,000 (none at December 31, 2007). The Bank also had additional borrowing capacity of $53,952,000 available from the Federal Home Loan Bank of Cincinnati. These funds can be drawn upon subject to adequate pledging of Federal Home Loan Bank stock and eligible residential mortgage loans.

Additionally, the Bank maintains a portion of its assets in liquid form to meet anticipated client loan demands and to fund possible deposit account outflows. At December 31, 2008, liquid assets in the form of cash and due from banks totaled $10,132,000, or 2.2%, of total assets. The Bank believes that these highly liquid assets, as well as a staggered maturity schedule for other borrowings, principal pay downs within the investment portfolio, and cash flow from loan repayments provide adequate liquidity for day-to-day operations.

The liquidity needs of Croghan, primarily the need to pay quarterly cash dividends to stockholders, are funded by upstream-dividends from the Bank. During 2007 and 2006, the Bank also declared dividends that were used to pay down debt obligations of Croghan related to the purchase of The Custar State Bank in 2005. Dividends to the holding company from the Bank totaled $2,897,000 in 2008, $5,378,000 in 2007, and $5,472,000 in 2006. The ability of the Bank to pay dividends is subject to limitations under various laws and regulations and to prudent and sound banking practices. In general, subject to certain minimum capital requirements, the Bank may declare a dividend at any time without the approval from the State of Ohio Division of Financial Institutions, provided its dividends in a calendar year do not exceed the total of its net profits for that year combined with its retained profits for the two preceding years. Under these provisions, the Bank had $1,543,000 available for dividends on January 1, 2009 and projects adequate income throughout 2009 to support Croghan's cash dividends to stockholders.

INTEREST RATE RISK

Interest rate risk is one of Croghan's most significant financial exposures. This risk, which is common to the financial institution sector, is an integral part of Croghan's operations and impacts the rate-pricing strategy for essentially all loan and deposit products. The management and oversight of interest rate risk, including the establishment of acceptable guidelines, is the responsibility of the Asset/Liability Management Committee (ALCO). The ALCO Committee, and the associated Asset/Liability Management Policy, seek to quantify and monitor the risk, to adequately provide for liquidity needs, and to maximize net interest income by managing net interest yield.

Croghan monitors its interest rate risk through a sensitivity analysis, which strives to measure potential changes in future earnings and the fair values of its financial instruments that could result from hypothetical changes in interest rates. The first step in this analysis is to estimate the expected cash flows from Croghan's financial instruments using the interest rates in effect at December 31, 2008. To arrive at fair value estimates, the cash flows from Croghan's financial instruments are discounted to their approximated present values.

Hypothetical changes in interest rates are applied to those financial instruments, and the cash flows and fair value estimations are then simulated. When calculating the net interest income estimations, hypothetical rates are applied to the financial instruments based upon the assumed cash flows. Croghan has historically applied interest rate "shocks" to its financial instruments of 100 and 200 basis points (up and down) for its net interest income, and 200 basis points (up and down) for the value of its equity. However, because interest rates were below 1.0% at December 31, 2008, the sensitivity analysis can't be performed with respect to a negative 100 and 200 basis point change in market rates.

The following table presents the potential sensitivity in Croghan's annual net interest income for a 100 and 200 basis-point (i.e., 1.0% and 2.0%) change in market interest rates and the potential sensitivity in the present value of Croghan's equity for a sudden and sustained 200 basis-point (i.e., 2.0%) change in market interest rates (dollars in thousands):

	December 31, 2008		**ALCO Guidelines**
	Change in Dollars ($)	Change in Percent (%)	For the Change in Percent (%)
Annual Net Interest Income Impact			
For a Change of + 100 Basis Points	579	3.3	(10.0)
For a Change of – 100 Basis Points	N/A	N/A	10.0
For a Change of + 200 Basis Points	538	3.1	(15.0)
For a Change of – 200 Basis Points	N/A	N/A	15.0
Impact on the Net Present Value of Equity			
For a Change of + 200 Basis Points	(3,459)	(5.8)	(20.0)
For a Change of – 200 Basis Points	N/A	N/A	20.0

The projected volatility of net interest income and the net present value of equity at December 31, 2008 were within Croghan's established guidelines. The preceding analysis encompasses the use of a variety of assumptions, including the relative levels of market interest rates, loan prepayments, and the possible reaction of depositors to changes in interest rates. The analysis simulates possible outcomes and should not be relied upon as being indicative of actual results. Additionally, the analysis does not necessarily contemplate all of the actions that Croghan could undertake in response to changes in market interest rates.

OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL OBLIGATIONS, AND CONTINGENT LIABILITIES AND COMMITMENTS

The following table summarizes Croghan's loan commitments, including letters of credit, as of December 31, 2008 (dollars in thousands):

		Amount of Commitment to Expire Per Period			
Type of Commitment	**Total Amount**	**Less Than 1 Year**	**1-3 Years**	**4-5 Years**	**Over 5 Years**
Commercial lines of credit	$32,872	$30,739	$118	$293	$ 1,722
Real estate lines of credit	29,891	2,337	593	354	26,607
Consumer lines of credit	393	393	-	-	-
Credit card lines of credit	10,923	10,923	-	-	-
Guarantees	-	-	-	-	-
Total Commitments	$74,079	$44,392	$711	$647	$28,329

Croghan had $74,079,000 in total loan commitments at December 31, 2008, including $44,392,000 expiring within one year. All lines of credit represent either fee-paid or legally binding loan commitments for the loan categories noted. Letters of credit are also included in the amounts noted in the table since Croghan requires that each letter of credit be supported by a loan agreement. Commercial and consumer lines represent both unsecured and secured obligations. Real estate lines are secured by mortgages in residential and non-residential property. Credit card lines are made on an unsecured basis. It is anticipated that a significant portion of these lines will expire without being drawn upon, particularly credit card lines, which represent the maximum amount available to all cardholders. Additionally, $26,917,000 of the commercial lines are due on demand, with many of those lines established for seasonal operating purposes.

The following table summarizes Croghan's other contractual obligations as of December 31, 2008 (dollars in thousands):

		Payments Due by Period			
Contractual Obligations	**Total Amount**	**Less Than 1 Year**	**1-3 Years**	**4-5 Years**	**Over 5 Years**
Long-term debt	$39,500	$4,000	$23,000	$7,500	$5,000
Capital leases	-	-	-	-	-
Operating leases	243	90	99	48	6
Unconditional purchase obligations	-	-	-	-	-
Other	1,143	498	72	-	573
Total Obligations	$40,886	$4,588	$23,171	$7,548	$5,579

Long-term debt represents borrowings from the Federal Home Loan Bank of Cincinnati which requires payment of interest on a monthly basis with principal due at maturity. The obligations are at fixed interest rates and stipulate a prepayment penalty if the respective note's interest rate exceeds the current market rate for similar borrowings at the time of prepayment. As notes mature, Croghan evaluates the liquidity and interest-rate circumstances at that point in time to determine whether to pay off or renew the notes. The evaluation process typically includes: the strength of current and projected client loan demand, Croghan's federal funds sold or purchased position, projected cash flows from maturing investment securities, the current and projected market interest rate environment, local and national economic conditions, and client demand for Croghan's deposit product offerings.

Croghan had no capital leases or unconditional purchase obligations as of December 31, 2008. Additionally, the table does not include obligations pertaining to deposits or federal funds purchased and securities sold under repurchase agreements. Croghan's operating lease obligations include the Port Clinton banking center, located in a retail supermarket in the Knollcrest Shopping Center; an ATM site north of Fremont; and the Norwalk banking center, located in the downtown business district. Croghan also has various future operating lease obligations aggregating $55,000 at December 31, 2008 for photocopying and mail processing equipment which are not included in the table.

The other contractual obligation totaling $1,143,000 represents projected payments for the periods indicated to various participants and their designated beneficiaries in the Bank's various supplemental benefit plans. Of this amount, $705,000 has been accrued as a liability as of December 31, 2008. During the fourth quarter of 2008, these agreements were amended for certain former and current executive officers. Under the terms of these amended agreements, those individuals agreed to accept specified accelerated payments based on a discount rate of 6.0%. The Bank made payments in January 2009 of $498,000 under the amended agreements.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

As described in Note 13 to the Consolidated Financial Statements, effective January 1, 2008, Croghan adopted EITF 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsed Split-Dollar Life Insurance Arrangements* (EITF 06-4). EITF 06-4 requires an employer to recognize a liability for postemployment death benefits provided under endorsement split-dollar life insurance agreements when an employer owns a life insurance policy that covers the life of an employee and, pursuant to a separate agreement, endorses a portion of the policy's death benefits to the insured employee's beneficiary.

Under the provisions of EITF 06-4, Croghan is required to provide a liability for these benefits over the estimated service periods of the respective employees covered by the agreements. Prior to the adoption of EITF 06-4, Croghan was providing this liability over the life expectancies of the respective employees. As a result of the adoption of EITF 06-4 effective January 1, 2008, Croghan recognized a cumulative effect adjustment (decrease) to retained earnings of $149,000 representing additional liability ($226,000) required to be provided under EITF 06-4 relating to the agreements, net of deferred income taxes ($77,000).

As described in Note 17 to the Consolidated Financial Statements, in February 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (Statement 159). Statement 159 provides an option to report selected financial assets and liabilities at fair value and requires entities to display the fair value of those assets and liabilities for which the entity has chosen to use fair value on the face of the balance sheet. There was no impact on Croghan's 2008 consolidated financial statements as a result of Statement 159 since Croghan did not elected the fair value option for any eligible items.

Also as described in Note 17 to the Consolidated Financial Statements, Croghan adopted the provisions of SFAS No. 157, *Fair Value Measurements* (Statement 157) in 2008. Statement 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

Statement 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities. Market participants are buyers and sellers in the principal market that are independent, knowledgeable, and both able and willing to transact.

Statement 157 requires the use of valuation techniques that are consistent with the market, income, and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement cost). Inputs to valuation techniques may be observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

In that regard, Statement 157 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Corporation has the ability to access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3	Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. Unobservable inputs reflect the Corporation's own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include the Corporation's own financial data such as internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant management judgment.

Financial assets (there were no financial liabilities) measured at fair value as of December 31, 2008 consisted of securities available-for-sale (recurring) and impaired loans (non-recurring). Croghan's available-for-sale securities, amounting to $68,748,000 at December 31, 2008, were classified as Level 2. Examples of securities which would generally be classified within Level 2 include corporate and municipal bonds, mortgage-backed securities, and asset-backed securities.

Croghan does not record impaired loans at fair value on a recurring basis. However, periodically, loans are identified by management as impaired as part of the ongoing analysis of the allowance for loan losses. These loans are generally reported at the fair value of the underlying collateral, less estimated costs to sell, if repayment is expected solely from the collateral. Collateral values are estimated using Level 2 inputs, including recent appraisals and Level 3 inputs based on customized discounting criteria. Due to the significance of the Level 3 inputs, the fair value of impaired loans, amounting to $1,731,000 at December 31, 2008, has been classified as Level 3.

Nonfinancial assets and nonfinancial liabilities measured at fair value on a recurring basis include reporting units measured at fair value in the first step of a goodwill impairment test. Nonfinancial assets measured at fair value on a nonrecurring basis include nonfinancial assets and nonfinancial liabilities measured at fair value in the second step of a goodwill impairment test, as well as intangible assets and other nonfinancial long-lived assets measured at fair value for impairment assessment. In accordance with Financial Accounting Standards Board Staff Position (FSP) No. 157-2, *Effective Date of FASB Statement No. 157*, Croghan has delayed application of Statement 157 for nonfinancial assets and nonfinancial liabilities until January 1, 2009.

SIGNIFICANT ACCOUNTING POLICIES

Croghan's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and follow general practices for the commercial banking industry. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements. These estimates, assumptions, and judgments are based upon the information available as of the date of the financial statements.

The most significant accounting policies followed by Croghan are presented in Note 1 to the Consolidated Financial Statements. These policies, along with the other disclosures presented in the Notes to the Consolidated Financial Statements and in Management's Discussion and Analysis, provide information about how significant assets and liabilities are valued in the financial statements and how those values are determined. Management has identified the determination of the allowance for loan losses as the accounting area that requires the most subjective and complex estimates, assumptions, and judgments and, as such, could be the most subject to revision in the near term as new information becomes available. Additionally, management has identified the determination of the value of goodwill as another accounting area that requires complex estimates, assumptions, and judgments.

As noted in the section entitled "Provision for Loan Losses and the Allowance for Loan Losses", Croghan performs a detailed quarterly analysis to assess the adequacy of its allowance for loan losses. This analysis encompasses a variety of factors including the potential loss exposure for individually reviewed loans, the historical loss experience for each loan category (i.e., commercial, real estate, and consumer), the volume of nonperforming loans (i.e., loans in nonaccrual status or past due 90 days or more), the volume of loans past due 30 to 89 days, a segmentation of each loan category by internally-assigned risk grades, any significant changes in lending or loan review staff, an evaluation of current and future local and national economic conditions, any significant changes in the volume or mix of loans within each category, a review of the significant concentrations of credit, and any legal, competitive, or regulatory concerns.

A goodwill evaluation is performed as of July 1 of each year. The evaluation process provides data to substantiate the balance in goodwill by estimating Croghan's implied market value based upon recent bank merger and acquisition transactions. If the results indicate that Croghan's estimated implied value is greater than its total stockholder's equity plus goodwill as of the evaluation date, then no impairment exists. To date, none of Croghan's goodwill evaluations have revealed the need for an impairment charge.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Croghan Bancshares, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with U.S. generally accepted accounting principles. Internal control over financial reporting of Croghan Bancshares, Inc. and its subsidiary (the "Corporation") includes those policies and procedures that:

(1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Corporation;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and directors of the Corporation; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation's assets that could have a material effect on the financial statements.

With the supervision and participation of our President and Chief Executive Officer and our Treasurer, management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth for effective internal control over financial reporting as described in the "Internal Control Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Corporation's system of internal control over financial reporting is effective as of December 31, 2008.

This Annual Report does not include an attestation report of the Corporation's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Corporation's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Corporation to provide only management's report in this Annual Report.

Steven C. Futrell
President and Chief Executive Officer

Kendall W. Rieman
Treasurer

February 13, 2009

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors
Croghan Bancshares, Inc.
Fremont, Ohio

We have audited the accompanying consolidated balance sheets of Croghan Bancshares, Inc. and its subsidiary as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Croghan Bancshares, Inc. and its subsidiary as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 13, the Corporation changed its method of accounting for its supplemental retirement benefit agreements effective January 1, 2008.

Clifton Gunderson LLP

Toledo, Ohio
March 10, 2009

CROGHAN BANCSHARES, INC.
CONSOLIDATED BALANCE SHEETS

ASSETS	December 31, 2008	December 31, 2007
	(Dollars in thousands, except par value)	
CASH AND CASH EQUIVALENTS	$ 10,132	$ 25,349
SECURITIES		
Available-for-sale, at fair value	68,748	47,344
Held-to-maturity, at amortized cost, fair value of $512 in 2008 and $534 in 2007	504	506
Restricted stock	3,729	3,629
Total securities	72,981	51,479
LOANS	349,433	350,514
Less: Allowance for loan losses	3,287	3,358
Net loans	346,146	347,156
PREMISES AND EQUIPMENT, NET	7,181	7,653
CASH SURRENDER VALUE OF LIFE INSURANCE	10,601	10,227
GOODWILL	10,430	10,430
CORE DEPOSIT INTANGIBLE ASSET, NET	230	288
ACCRUED INTEREST RECEIVABLE	1,874	1,916
OTHER ASSETS	901	630
TOTAL ASSETS	$460,476	$455,128
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits:		
Demand, non-interest bearing	$ 49,820	$ 52,957
Savings, NOW, and money market deposits	143,922	160,431
Time	151,335	149,445
Total deposits	345,077	362,833
Federal funds purchased and securities sold under repurchase agreements	17,351	11,106
Federal Home Loan Bank borrowings	39,500	24,500
Dividends payable	551	541
Other liabilities	3,178	2,860
Total liabilities	405,657	401,840
STOCKHOLDERS' EQUITY		
Common shares, $12.50 par value. Authorized 6,000,000 shares; issued 1,914,109 shares	23,926	23,926
Surplus	179	179
Retained earnings	37,281	35,292
Accumulated other comprehensive income	471	157
Treasury stock, 193,251 shares in 2008 and 168,691 shares in 2007, at cost	(7,038)	(6,266)
Total stockholders' equity	54,819	53,288
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$460,476	$455,128

The accompanying notes are an integral part of the consolidated financial statements.

CROGHAN BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,		
	2008	2007	2006
	(Dollars in thousands, except per share data)		
INTEREST INCOME			
Loans, including fees	$22,677	$25,168	$23,926
Securities:			
Obligations of U.S. Government agencies and corporations	2,037	1,327	1,742
Obligations of states and political subdivisions	798	763	891
Other	233	271	252
Federal funds sold	71	223	93
Deposits in other banks	76	-	-
Total interest income	25,892	27,752	26,904
INTEREST EXPENSE			
Deposits	6,744	9,324	8,259
Other borrowings	1,416	1,200	1,354
Total interest expense	8,160	10,524	9,613
Net interest income	17,732	17,228	17,291
PROVISION FOR LOAN LOSSES	1,550	100	380
Net interest income, after provision for loan losses	16,182	17,128	16,911
NON-INTEREST INCOME			
Trust income	865	888	768
Service charges on deposit accounts	1,569	1,551	1,394
Gain (loss) on sale of securities	19	-	(9)
Other	961	1,047	882
Total non-interest income	3,414	3,486	3,035
NON-INTEREST EXPENSES			
Salaries, wages, and employee benefits	7,621	7,186	6,887
Occupancy of premises	900	837	765
Amortization of core deposit intangible asset	58	58	57
Other operating	4,947	4,674	4,459
Total non-interest expenses	13,526	12,755	12,168
Income before federal income taxes	6,070	7,859	7,778
FEDERAL INCOME TAXES	1,718	2,348	2,289
NET INCOME	$ 4,352	$ 5,511	$ 5,489
NET INCOME PER SHARE, based on 1,732,611 shares in 2008, 1,763,320 shares in 2007, and 1,814,011 shares in 2006	$ 2.51	$ 3.13	$ 3.03

The accompanying notes are an integral part of the consolidated financial statements.

CROGHAN BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, 2008, 2007 and 2006

	Common Stock	Surplus	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total
	(Dollars in thousands, except per share data)					
BALANCE AT DECEMBER 31, 2005	$23,926	$154	$28,640	$(287)	$(2,502)	$49,931
Comprehensive income:						
Net income	-	-	5,489	-	-	5,489
Change in net unrealized loss, net of reclassification adjustments and related income taxes	-	-	-	81	-	81
Total comprehensive income						5,570
Purchase of 60,130 treasury shares	-	-	-	-	(2,229)	(2,229)
Proceeds from sale of 1,610 treasury shares	-	17	-	-	42	59
Cash dividends declared, $1.20 per share	-	-	(2,168)	-	-	(2,168)
BALANCE AT DECEMBER 31, 2006	23,926	171	31,961	(206)	(4,689)	51,163
Comprehensive income:						
Net income	-	-	5,511	-	-	5,511
Change in net unrealized gain (loss), net of related income taxes	-	-	-	363	-	363
Total comprehensive income						5,874
Purchase of 41,051 treasury shares	-	-	-	-	(1,598)	(1,598)
Proceeds from sale of 763 treasury shares	-	8	-	-	21	29
Cash dividends declared, $1.24 per share	-	-	(2,180)	-	-	(2,180)
BALANCE AT DECEMBER 31, 2007	23,926	179	35,292	157	(6,266)	53,288
Cumulative effect of change in accounting principle, net of income taxes	-	-	(149)	-	-	(149)
Comprehensive income:						
Net income	-	-	4,352	-	-	4,352
Change in net unrealized gain, net of reclassification adjustments and related income taxes	-	-	-	314	-	314
Total comprehensive income						4,666
Purchase of 24,560 treasury shares	-	-	-	-	(772)	(772)
Cash dividends declared, $1.28 per share	-	-	(2,214)	-	-	(2,214)
BALANCE AT DECEMBER 31, 2008	$23,926	$179	$37,281	$ 471	$(7,038)	$54,819

The accompanying notes are an integral part of the consolidated financial statements.

CROGHAN BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31, 2008	2007	2006
	(Dollars in thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 4,352	$ 5,511	$ 5,489
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,073	1,054	963
Provision for loan losses	1,550	100	380
Deferred federal income taxes	(149)	(108)	(40)
Federal Home Loan Bank stock dividends	(100)	-	(137)
Increase in cash value of life insurance	(374)	(355)	(329)
Net amortization of security premiums and discounts	75	189	273
Provision (credit) for deferred compensation	142	-	(83)
Loss (gain) on sale of securities	(19)	-	9
Loss on disposal of equipment	-	-	1
Decrease (increase) in accrued interest receivable	42	355	(77)
Decrease (increase) in other assets	23	(29)	228
Increase (decrease) in other liabilities	174	(185)	32
Net cash provided by operating activities	6,789	6,532	6,709
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from maturities of securities	14,111	15,909	23,229
Proceeds from sales of available-for-sale securities	3,899	-	2,883
Proceeds from sale of other real estate owned	246	-	-
Proceeds from disposal of premises and equipment	124	11	-
Purchases of available-for-sale securities	(38,993)	(5,114)	(6,626)
Net decrease (increase) in loans	(1,080)	6,422	(16,772)
Additions to premises and equipment	(667)	(756)	(1,356)
Net cash provided by (used in) investing activities	(22,360)	16,472	1,358

CROGHAN BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Years ended December 31, 2008	2007	2006
	(Dollars in thousands)		
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase (decrease) in deposits	$(17,756)	$ (8,361)	$ 2,735
Increase (decrease) in federal funds purchased and securities sold under repurchase agreements	6,245	(4,282)	4,563
Borrowed funds:			
Proceeds	15,000	19,000	5,000
Repayments	-	(12,100)	(16,450)
Proceeds from sale of treasury shares	-	29	59
Cash dividends paid	(2,204)	(2,175)	(2,167)
Purchase of treasury stock	(772)	(1,598)	(2,229)
Payment of deferred compensation	(159)	(11)	(73)
Net cash provided by (used in) financing activities	354	(9,498)	(8,562)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(15,217)	13,506	(495)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	25,349	11,843	12,338
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 10,132	$ 25,349	$ 11,843
SUPPLEMENTAL DISCLOSURES			
Cash paid during the year for:			
Interest	$ 8,240	$ 10,773	$ 9,420
Federal income taxes	$ 1,790	$ 2,365	$ 2,285
Non-cash operating activities:			
Change in deferred income taxes on net unrealized loss on available-for-sale securities	$ (161)	$ (187)	$ (42)
Cumulative effect of change in accounting principle - other liabilities	$ (226)	$ -	$ -
Deferred income taxes on cumulative effect of change in accounting principle	$ 77	$ -	$ -
Non-cash investing activity:			
Change in net unrealized gain on available-for-sale securities	$ 475	$ 550	$ 123
Non-cash operating and investing activity:			
Transfer of loans to other real estate owned	$ 540	$ -	$ -

The accompanying notes are an integral part of the consolidated financial statements.

CROGHAN BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Croghan Bancshares, Inc. (the "Corporation") was incorporated on September 27, 1983 in the state of Ohio. The Corporation is a bank holding company and has one wholly-owned subsidiary, The Croghan Colonial Bank (the "Bank"). The Corporation, through its subsidiary, operates in one industry segment, the commercial banking industry. The Bank, an Ohio chartered bank organized in 1888, has its main office in Fremont, Ohio and has banking centers located in Bellevue, Clyde, Custar, Fremont, Green Springs, Monroeville, Norwalk, and Port Clinton, Ohio. The Bank's primary source of revenue is providing loans to clients primarily located in Sandusky County, Ottawa County, Wood County, the Village of Green Springs, and a portion of Huron County, including the Cities of Bellevue and Norwalk and the Village of Monroeville. Such clients are predominantly small and middle-market businesses and individuals.

Significant accounting policies followed by the Corporation are presented below.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

In preparing consolidated financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during each reporting period. Actual results could differ from those estimates. The most significant estimates susceptible to significant change in the near term relate to the determination of the allowance for loan losses and valuation of goodwill.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

The Bank established a trust department in 1990 and the assets held by the Bank in fiduciary or agency capacities for its clients are not included in the consolidated balance sheets as such items are not assets of the Bank.

CASH AND CASH EQUIVALENTS

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold which mature overnight or within four days.

RESTRICTIONS ON CASH

The Bank was required to have $275,000 of non-interest bearing cash on hand or on deposit with the Federal Reserve Bank to meet regulatory reserve and clearing requirements at December 31, 2008 and 2007.

SECURITIES

Securities are designated at the time of purchase as either held-to-maturity or available-for-sale. Securities designated as held-to-maturity are carried at amortized cost. Securities designated as available-for-sale are carried at fair value, with unrealized gains and losses, net of applicable income taxes, on such securities recognized as a separate component of stockholders' equity.

The cost of debt securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion is included in interest income from securities, principally using the interest method over the terms of the securities. Declines in the fair value of securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

Restricted stock consists primarily of Federal Home Loan Bank of Cincinnati and Federal Reserve Bank of Cleveland stock. Such securities are carried at cost and evaluated for impairment on an annual basis.

Gains and losses on sales of securities are recorded on the trade date, using the specific identification method, and are included in non-interest income.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

LOANS

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are stated at their outstanding principal balances, adjusted for charge-offs, the allowance for loan losses, and any deferred loan fees or costs on originated loans. Interest is accrued on the unpaid principal balance. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

The accrual of interest on real estate and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Personal loans are typically charged-off no later than 120 days past due and credit card loans are typically charged-off no later than 180 days past due. All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on nonaccrual loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Due to potential changes in conditions, it is at least reasonably possible that those changes in estimates will occur in the near term and that such changes could be material to the amounts reported in the Corporation's financial statements.

The allowance consists of specific, general, and secondary components. For loans that are classified as impaired, a specific reserve is established when the discounted cash flow (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers classified (i.e., doubtful, substandard, or special mention) loans which are not impaired, as well as non-classified loans and is generally based on historical loss experience adjusted for qualitative factors. The secondary component is maintained to cover economic and other external factors that could affect management's estimate of probable losses and considers the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential mortgage loans for impairment disclosures.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FORECLOSED ASSETS

Assets acquired through or in lieu of foreclosure are initially recorded at fair value, less estimated costs to sell, and any loan balance in excess of fair value is charged to the allowance for loan losses. Subsequent valuations are periodically performed and any further write-downs are included in other operating expenses, as are gains or losses upon sale and expenses related to maintenance of the properties.

PREMISES AND EQUIPMENT

Premises and equipment is stated at cost, less accumulated depreciation. Upon the sale or disposition of the assets, the difference between the depreciated cost and proceeds is charged or credited to income. Depreciation is determined based on the estimated useful lives of the individual assets (typically 20 to 40 years for buildings and 3 to 10 years for equipment) and is computed primarily using the straight-line method.

OFF-BALANCE SHEET CREDIT RELATED FINANCIAL INSTRUMENTS

In the ordinary course of business, the Bank has entered into commitments to extend credit, including commitments under credit card arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded when they are funded.

TRANSFERS OF FINANCIAL ASSETS

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

GOODWILL AND CORE DEPOSIT INTANGIBLE ASSET

Goodwill, resulting from the 1996 purchase of Union Bancshares Corp. and the 2005 purchase of The Custar State Bank, is tested for impairment at least annually to determine if an impairment loss has occurred. The core deposit intangible asset arising from the 2005 purchase of The Custar State Bank is being amortized over an eight-year period on a straight-line basis. Estimated future amortization of the core deposit intangible asset is as follows: 2009, $57,000; 2010 and 2011, $58,000; and 2012, $57,000.

SUPPLEMENTAL RETIREMENT BENEFITS

Annual provisions are made for the estimated liability for accumulated supplemental retirement benefits under agreements with various officers and employees. These provisions are determined based on the terms of the agreements, as well as certain assumptions including estimated service periods and discount rates.

ADVERTISING COSTS

All advertising costs are expensed as incurred.

FEDERAL INCOME TAXES

Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax bases. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns. Benefits from tax positions taken or expected to be taken in a tax return are not recognized if the likelihood that the tax position would be sustained upon examination by a taxing authority is considered to be 50% or less.

The Bank is not currently subject to state and local income taxes.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

COMPREHENSIVE INCOME

Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

PER SHARE DATA

Net income per share is computed based on the weighted average number of shares of common stock outstanding during each year. Dividends per share are based on the number of shares outstanding at the declaration date.

NOTE 2 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents as of December 31, 2008 and 2007 consisted of the following:

	2008	2007
	(Dollars in thousands)	
Cash and due from banks	$10,099	$14,072
Interest-bearing deposits in other banks	33	5,977
Federal funds sold	-	5,300
Total	$10,132	$25,349

NOTE 3 - SECURITIES

The amortized cost and fair value of securities as of December 31, 2008 and 2007 were as follows:

	2008		2007	
	Amortized cost	Fair value	Amortized cost	Fair value
	(Dollars in thousands)			
Available-for-sale:				
Obligations of U.S. Government agencies and corporations	$45,928	$46,481	$27,278	$27,395
Obligations of states and political subdivisions	21,757	21,917	19,478	19,599
Other	350	350	350	350
Total available-for-sale	68,035	68,748	47,106	47,344
Held-to-maturity – corporate debt obligation	504	512	506	534
Restricted stock	3,729	3,729	3,629	3,629
Total	$72,268	$72,989	$51,241	$51,507

NOTE 3 - SECURITIES (CONTINUED)

A summary of gross unrealized gains and losses on securities at December 31, 2008 and 2007 follows:

	2008		2007	
	Gross unrealized gains	Gross unrealized losses	Gross unrealized gains	Gross unrealized losses
	(Dollars in thousands)			
Available-for-sale:				
Obligations of U.S. Government agencies and corporations	$ 588	$ 35	$164	$ 47
Obligations of states and political subdivisions	440	280	163	42
Total available-for-sale	1,028	315	327	89
Held-to-maturity – corporate debt obligation	8	-	28	-
Total	$ 1,036	$ 315	$355	$ 89

The amortized cost and fair value of securities at December 31, 2008, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-sale		Held-to-maturity	
	Amortized cost	Fair value	Amortized cost	Fair value
	(Dollars in thousands)			
Due in one year or less	$ 4,224	$ 4,246	$ -	$ -
Due after one year through five years	8,376	8,632	504	512
Due after five years through ten years	9,154	9,333	-	-
Due after ten years	45,931	46,187	-	-
Other equity security having no maturity date	350	350	-	-
Total	$68,035	$68,748	$504	$512

Securities with a carrying value of $52,608,000 at December 31, 2008 and $35,632,000 at December 31, 2007 were pledged to secure public deposits and for other purposes as required or permitted by law.

Restricted stock primarily consists of investments in Federal Home Loan Bank of Cincinnati and Federal Reserve Bank of Cleveland stock. The Bank's investment in Federal Home Loan Bank of Cincinnati stock amounted to $2,551,000 at December 31, 2008 and $2,452,000 in 2007. The Bank's investment in Federal Reserve Bank of Cleveland stock amounted to $1,118,000 at December 31, 2008 and 2007.

Gross gains realized from sales of securities available-for-sale amounted to $26,000 in 2008 and $6,000 in 2006 (none in 2007), with the income tax provision applicable to such gains amounting to $9,000 in 2008 and $2,000 in 2006 (none in 2007). Gross losses realized from sales of securities available-for-sale amounted to $7,000 in 2008 and $15,000 in 2006 (none in 2007), with the income tax provision applicable to such losses amounting to $2,000 in 2008 and $5,000 in 2006 (none in 2007).

NOTE 3 - SECURITIES (CONTINUED)

The following table presents gross unrealized losses and fair value of securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2008 and 2007:

	Securities in a continuous unrealized loss position					
	Less than 12 months		12 months or more		Total	
	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value
	(Dollars in thousands)					
2008						
Obligations of U.S. Government agencies and corporations	$ 35	$ 9,597	$ -	$ -	$ 35	$ 9,597
Obligations of states and political subdivisions	280	5,988	-	-	280	5,988
Total temporarily impaired securities	$ 315	$15,585	$ -	-	$315	$15,585
2007						
Obligations of U.S. Government agencies and corporations	$ -	$ -	$47	$12,525	$ 47	$12,525
Obligations of states and political subdivisions	11	769	31	4,537	42	5,306
Total temporarily impaired securities	$ 11	$ 769	$78	$17,062	$ 89	$17,831

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market conditions warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2008, there were 27 securities in an unrealized loss position, none of which were in a continuous unrealized loss position for twelve months or more. When evaluating these securities for impairment, management considers the issuer's financial condition, whether the securities are issued by federally-sponsored government agencies or political subdivisions, whether downgrades by the bond rating agencies have occurred, industry analyst reports, and volatility in the bond market. Management has concluded that the unrealized losses as of December 31, 2008 were primarily the result of customary and expected fluctuations in the bond market related to changes in interest rates. As management has the ability and intent to hold debt securities until maturity, or for the foreseeable future for securities classified as available-for-sale, all security impairments as of December 31, 2008 are considered temporary.

NOTE 4 - LOANS

Loans at December 31, 2008 and 2007 consisted of the following:

	2008	2007
	(Dollars in thousands)	
Commercial, financial and agricultural	$ 32,566	$ 38,057
Real estate:		
Residential mortgage	147,050	146,664
Non-residential mortgage	142,452	135,743
Construction	9,952	11,427
Consumer	14,843	15,838
Credit card	2,570	2,785
Total	$349,433	$350,514

Fixed rate loans amounted to $95,954,000 at December 31, 2008 and $90,260,000 at December 31, 2007.

NOTE 4 - LOANS (CONTINUED)

The Bank's investment in impaired loans amounted to $1,845,000 at December 31, 2008 and $2,285,000 at December 31, 2007. The following information is provided with respect to impaired loans:

	2008	2007	2006
	(Dollars in thousands)		
Average investment in impaired loans	$1,661	$3,119	$2,862
Interest income recognized on impaired loans	$ 39	$ 176	$ -
Interest income recognized on a cash basis on impaired loans	$ 39	$ 176	$ -

At December 31, 2008 and 2007, impaired loans had a related allowance for loan losses of $114,000 and $909,000, respectively. The following is a summary of the activity in the allowance for loan losses of impaired loans, which is part of the Bank's overall allowance for loan losses summarized in Note 5, for the years ended December 31, 2008 and 2007:

	2008	2007
	(Dollars in thousands)	
Balance at beginning of year	$ 909	$865
Provision charged to operations	649	116
Loans charged-off	(1,444)	(72)
Balance at end of year	$ 114	$909

No additional funds are committed to be advanced in connection with impaired loans.

Loans on nonaccrual amounted to $1,845,000 at December 31, 2008 and $2,285,000 at December 31, 2007. Loans 90 days or more past due and still accruing interest amounted to $334,000 at December 31, 2008 and $237,000 at December 31, 2007.

Certain directors and executive officers, including their immediate families and companies in which they are principal owners, are loan clients of the Bank. Such loans are made in the ordinary course of business in accordance with the Bank's normal lending policies, including the interest rate charged and collateralization, and do not represent more than a normal collection risk. Such loans amounted to $1,101,000 and $864,000 at December 31, 2008 and 2007, respectively. The following is a summary of activity during 2008 and 2007, with loan renewals included in additions and repayments:

	Balance at beginning	Additions	Repayments	Balance at end
		(Dollars in thousands)		
2008	$864	$442	$205	$1,101
2007	$848	$133	$117	$ 864

Most of the Bank's lending activity is with clients primarily located in Sandusky County, Ottawa County, Wood County, the Village of Green Springs, and a portion of Huron County. Credit concentrations, as determined using the North American Industry Classification System, that exceeded 5% of total loans at December 31, 2008 and 2007 included $23,918,000 and $19,989,000, respectively, to borrowers in the construction industry; $31,255,000 and $30,668,000, respectively, to borrowers in the accommodation and food service industry; and $39,708,000 and $33,627,000, respectively, to borrowers in the manufacturing industry.

The construction industry concentration includes loans to residential and commercial contractors who construct or install roads, sewers, bridges, homes, hotels, motels, apartment or commercial buildings, electrical and plumbing infrastructure, and air comfort systems. These loans are generally secured by real property, equipment, and receivables. Repayment is expected from cash flow from providing such services.

NOTE 4 - LOANS (CONTINUED)

The accommodation and food service industry concentration includes loans for the construction, purchase, and operation of hotels, restaurants, lounges, and campgrounds. These loans are generally secured by real property and equipment. Repayment is expected from cash flow from providing accommodations and food service to tourists, primarily visiting the Lake Erie region.

The manufacturing industry concentration includes loans to local manufacturers who produce goods for a wide variety of industries, including chemical, automotive, and food processing. These loans are generally secured by real property, equipment, and receivables. Repayment is expected from cash flow generated from these operations.

Credit losses arising from the Bank's lending experience in these industries compare favorably with the Bank's loss experience on its loan portfolio as a whole. Credit evaluation of construction industry and accommodation and food service industry lending is based on an evaluation of cash flow coverage of principal and interest payments and the adequacy of collateral received.

NOTE 5 - ALLOWANCE FOR LOAN LOSSES

The following represents a summary of the activity in the allowance for loan losses for the years ended December 31, 2008, 2007, and 2006:

	2008	2007	2006
	(Dollars in thousands)		
Balance at beginning of year	$ 3,358	$3,600	$3,624
Provision charged to operations	1,550	100	380
Loans charged-off	(1,741)	(499)	(601)
Recoveries of loans charged-off	120	157	197
Balance at end of year	$ 3,287	$3,358	$3,600

NOTE 6 - PREMISES AND EQUIPMENT

The following is a summary of premises and equipment at December 31, 2008 and 2007:

	2008	2007
	(Dollars in thousands)	
Land and improvements	$ 1,339	$ 1,453
Buildings	10,283	10,199
Equipment	6,054	5,386
Construction in-process	-	72
	17,676	17,110
Less accumulated depreciation	10,495	9,457
Premises and equipment, net	$ 7,181	$ 7,653

Depreciation of premises and equipment amounted to $1,016,000 in 2008, $996,000 in 2007, and $906,000 in 2006.

NOTE 7 - DEPOSITS

Time deposits at December 31, 2008 and 2007 included individual deposits of $100,000 and over amounting to $46,790,000 and $36,975,000, respectively. Interest expense on time deposits of $100,000 or more amounted to $1,495,000 for 2008, $1,541,000 for 2007, and $1,623,000 for 2006.

At December 31, 2008, the scheduled maturities of time deposits were as follows (dollars in thousands):

2009	$ 84,188
2010	27,399
2011	25,216
2012	7,028
2013	6,650
Thereafter	854
Total	$151,335

NOTE 8 - BORROWED FUNDS

At December 31, 2008 and 2007, all borrowed funds consisted of Federal Home Loan Bank borrowings as follows:

	2008	2007
	(Dollars in thousands)	
Secured note, with interest at 4.62%, due March 2009	$ 4,000	$ 4,000
Secured notes, with interest at 3.87%, due December 2010	10,000	10,000
Secured note, with interest at 4.32%, due February 2011	3,000	3,000
Secured note, with interest at 2.88%, due April 2011	5,000	-
Secured note, with interest at 3.87%, due September 2011	5,000	-
Secured note, with interest at 4.86%, due December 2012	2,500	2,500
Secured note, with interest at 2.74%, due December 2013	5,000	-
Secured note, with interest at 4.45%, due February 2017	5,000	5,000
Total	$39,500	$24,500

Scheduled principal payments on borrowed funds, all fixed rate, at December 31, 2008 were as follows (dollars in thousands):

2009	$ 4,000
2010	10,000
2011	13,000
2012	2,500
2013	5,000
2017	5,000
Total	$39,500

The Federal Home Loan Bank notes require monthly interest payments and are secured by stock in the Federal Home Loan Bank of Cincinnati and eligible mortgage loans totaling $53,325,000 at December 31, 2008.

At December 31, 2008, the Bank has available borrowings of $53,952,000 under its line of credit with the Federal Home Loan Bank. In addition, the Bank had $22,100,000 of short-term borrowing availability at December 31, 2008, under lines of credit with three correspondent banks.

NOTE 9 - SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

Securities sold under repurchase agreements, which are classified as secured borrowings, generally mature within one to four days from the transaction date. Securities sold under repurchase agreements are reflected at the amount of cash received in connection with the transactions. The Bank may be required to provide additional collateral based on the fair value of the underlying securities.

NOTE 10 - OTHER COMPREHENSIVE INCOME

The changes in the components of other comprehensive income and related tax effects are as follows for the years ended December 31, 2008, 2007, and 2006:

	2008	2007	2006
	(Dollars in thousands)		
Unrealized gains on available-for-sale securities	$ 494	$ 550	$ 114
Reclassification adjustments for securities losses (gains) included in income	(19)	-	9
Net unrealized gains	475	550	123
Tax effect	161	187	42
Net-of-tax amount	$ 314	$ 363	$ 81

NOTE 11 - OTHER OPERATING EXPENSES

The following is a summary of other operating expenses for the years ended December 31, 2008, 2007, and 2006:

	2008	2007	2006
	(Dollars in thousands)		
Equipment and vehicle	$1,263	$1,196	$1,053
Professional and examination	622	619	509
Postage, stationery, and supplies	523	513	502
State franchise and other taxes	500	496	473
Advertising and marketing	208	179	233
Third party computer processing	290	241	228
MasterCard franchise and processing	141	155	153
Other	1,400	1,275	1,308
Total other operating expenses	$4,947	$4,674	$4,459

NOTE 12 - FEDERAL INCOME TAXES

The provision for federal income taxes consisted of the following for 2008, 2007, and 2006:

	2008	2007	2006
	(Dollars in thousands)		
Current	$1,867	$2,456	$2,329
Deferred	(149)	(108)	(40)
Total	$1,718	$2,348	$2,289

NOTE 12 - FEDERAL INCOME TAXES (CONTINUED)

The income tax provision attributable to income from operations differs from the amounts computed by applying the U.S. federal income tax rate of 34% to income before federal income taxes as a result of the following:

	2008	2007	2006
	(Dollars in thousands)		
Expected tax using statutory tax rate of 34%	$2,064	$2,672	$2,645
Increase (decrease) in tax resulting from:			
Tax-exempt income on state and municipal securities and political subdivision loans	(274)	(264)	(310)
Interest expense associated with carrying certain state and municipal securities and political subdivision loans	27	34	36
Increase in cash value of life insurance policies	(127)	(121)	(112)
Other, net	28	27	30
Total	$1,718	$2,348	$2,289

The deferred federal income tax credit of $149,000 in 2008, $108,000 in 2007, and $40,000 in 2006, resulted from the tax effects of temporary differences. There was no impact for changes in tax laws and rates or changes in the valuation allowance for deferred tax assets.

The tax effects of temporary differences that give rise to significant portions of the deferred tax liabilities and deferred tax assets at December 31, 2008 and 2007 are presented below:

	2008	2007
	(Dollars in thousands)	
Deferred tax liabilities:		
Unrealized gain on securities available-for-sale	$ 242	$ 81
Purchase accounting basis difference	279	322
Depreciation of premises and equipment	199	179
Federal Home Loan Bank stock dividends	455	421
Direct financing leases	353	385
Deferred loan costs and other	75	47
Total deferred tax liabilities	1,603	1,435
Deferred tax assets:		
Cumulative effect change; split-dollar life insurance	77	-
Allowance for loan losses	697	722
Accrued expenses and other	497	470
Total deferred tax assets	1,271	1,192
Net deferred tax liabilities	$ 332	$ 243

The net deferred tax liabilities at December 31, 2008 and 2007 are included in other liabilities in the consolidated balance sheets.

Management believes it is more likely than not that the benefit of deferred tax assets will be realized. Consequently, no valuation allowance for deferred tax assets is deemed necessary as of December 31, 2008 and 2007.

Under the provisions of the Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), the Corporation has adopted the policy of classifying any interest and penalties resulting from the filing of its income tax returns in the provision for income taxes. In management's determination, the Corporation has no tax positions for which it deems reasonably possible that the total amounts of the unrecognized tax benefit will significantly increase or decrease within the 12 months subsequent to December 31, 2008. The tax years that remain open and subject to examination as of December 31, 2008 are years 2005 – 2007 for Federal and the state of Ohio.

NOTE 13 - EMPLOYEE BENEFITS

The Bank sponsors the Croghan Colonial Bank 401(k) Profit Sharing Plan, a defined contribution plan which provides for both profit sharing and employer matching contributions. The Plan permits the investing in the Corporation's stock subject to various limitations. The Bank's profit sharing and matching contributions to the 401(k) profit sharing plan for the years ended December 31, 2008, 2007, and 2006 amounted to $357,000, $334,000, and $316,000, respectively. The issuance of shares from treasury in 2007 and 2006 represented shares purchased by the Plan. As of December 31, 2008, the Plan held 18,594 shares of the Corporation's common stock.

The Bank has entered into various split-dollar life insurance arrangements, including agreements with certain officers and employees of the Bank to provide for supplemental retirement benefits. All split-dollar policies required the payment of single premiums. The cash value of all split-dollar policies amounted to $10,601,000 and $10,227,000 at December 31, 2008 and 2007, respectively.

During 2007, the FASB issued EITF 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsed Split-Dollar Life Insurance Arrangements* (EITF 06-4), which requires an employer to recognize a liability for postemployment death benefits provided under endorsement split-dollar agreements. An endorsement split-dollar agreement is an arrangement whereby an employer owns a life insurance policy that covers the life of an employee and, pursuant to a separate agreement, endorses a portion of the policy's death benefits to the insured employee's beneficiary. EITF 06-4 clarifies that such liability be provided over the estimated service period of the employee rather than over the life expectancy of the employee. As a result of the adoption of EITF 06-4 effective January 1, 2008, the Bank recognized a cumulative effect adjustment (decrease) to retained earnings of $149,000 representing additional liability ($226,000) required to be provided under EITF 06-4 relating to the Bank's agreements, net of deferred income taxes ($77,000).

In connection with the agreements, the Bank provided an estimated liability for accumulated supplemental retirement benefits of $705,000 at December 31, 2008 and $496,000 at December 31, 2007, which is included in other liabilities in the accompanying consolidated balance sheets. During the fourth quarter of 2008, these agreements were amended for certain former and current executive officers. Under the terms of the amended agreements, these individuals have agreed to accept specified accelerated payments based on a discount rate of 6.0%. The Bank made payments in January 2009 of $498,000 under the amended agreements.

The Bank recognized a provision for deferred compensation of $142,000 in 2008 (none in 2007), and a credit for deferred compensation of $83,000 in 2006. The credit in 2006 resulted from the resignation of an officer of the Bank who was covered under one of the agreements.

No other postretirement or postemployment benefits are offered to retirees or employees.

The stockholders of the Corporation approved the adoption of a stock option and incentive plan in 2002. However, no options or incentives have been awarded under the plan.

NOTE 14 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its clients. These financial instruments are primarily loan commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the consolidated balance sheets. The contract amount of these instruments reflects the extent of involvement the Bank has in these financial instruments.

The Bank's exposure to credit loss in the event of the nonperformance by the other party to the financial instruments for loan commitments to extend credit and letters of credit is represented by the contractual amounts of these instruments. The Bank uses the same credit policies in making loan commitments as it does for on-balance sheet loans.

NOTE 14 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (CONTINUED)

The following financial instruments whose contract amount represents credit risk were outstanding at December 31, 2008 and 2007:

	Contract amount	
	2008	2007
	(Dollars in thousands)	
Commitments to extend credit, including commitments to grant loans and unfunded commitments under lines of credit	$73,821	$69,374
Standby letters of credit	$ 258	$ 360

Commitments to extend credit are agreements to lend to a client as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Bank evaluates each client's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation of the client. Collateral held varies but may include accounts receivable; inventory; property, plant, and equipment; and income-producing commercial properties.

Standby letters of credit are written conditional commitments issued by the Bank to guarantee the performance of a client to a third party and are reviewed for renewal at expiration. At December 31, 2008, standby letters of credit aggregating $247,000 expire in 2009 and $11,000 expire in 2010. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to clients. The Bank requires collateral supporting these commitments when deemed necessary.

NOTE 15 - REGULATORY MATTERS

The Corporation (on a consolidated basis) and Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Corporation's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 2008 and 2007, that the Corporation and Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2008, the most recent notification from federal and state banking agencies categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized", an institution must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

NOTE 15 - REGULATORY MATTERS (CONTINUED)

The actual capital amounts and ratios of the Corporation and Bank as of December 31, 2008 and 2007 are presented in the following table:

	Actual		Minimum capital requirement		Minimum to be well capitalized under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of December 31, 2008						
Total Capital (to Risk-Weighted Assets)						
Consolidated	$46,975	13.9%	$27,077	≥8.0%	N/A	N/A
Bank	45,564	13.5%	27,049	≥8.0%	$33,812	≥10.0%
Tier I Capital (to Risk-Weighted Assets)						
Consolidated	43,688	12.9%	13,539	≥4.0%	N/A	N/A
Bank	38,277	11.3%	13,525	≥4.0%	20,287	≥ 6.0%
Tier I Capital (to Average Assets)						
Consolidated	43,688	9.8%	17,796	≥4.0%	N/A	N/A
Bank	38,277	8.6%	17,782	≥4.0%	22,228	≥ 5.0%
As of December 31, 2007						
Total Capital (to Risk-Weighted Assets)						
Consolidated	$45,771	13.6%	$26,890	≥8.0%	N/A	N/A
Bank	45,323	13.5%	26,862	≥8.0%	$33,577	≥10.0%
Tier I Capital (to Risk-Weighted Assets)						
Consolidated	42,413	12.6%	13,445	≥4.0%	N/A	N/A
Bank	36,965	11.0%	13,431	≥4.0%	20,146	≥ 6.0%
Tier I Capital (to Average Assets)						
Consolidated	42,413	9.7%	17,574	≥4.0%	N/A	N/A
Bank	36,965	8.4%	17,560	≥4.0%	21,951	≥ 5.0%

On a parent company only basis, the Corporation's primary source of funds are dividends paid by the Bank. The ability of the Bank to pay dividends is subject to limitations under various laws and regulations, and to prudent and sound banking principles. Generally, subject to certain minimum capital requirements, the Bank may declare a dividend without the approval of the State of Ohio Division of Financial Institutions, unless the total dividends in a calendar year exceed the total of its net profits for the year combined with its retained profits of the two preceding years. Under these provisions, $1,543,000 was available for dividends on January 1, 2009, without the need to obtain the approval of the State of Ohio Division of Financial Institutions.

The Board of Governors of the Federal Reserve System generally considers it to be an unsafe and unsound banking practice for a bank holding company to pay dividends except out of current operating income, although other factors such as overall capital adequacy and projected income may also be relevant in determining whether dividends should be paid.

NOTE 16 - CONDENSED PARENT COMPANY FINANCIAL INFORMATION

A summary of condensed financial information of the parent company as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 are as follows:

CONDENSED BALANCE SHEETS	2008	2007
	(Dollars in thousands)	
Assets:		
Cash	$ -	$ 13
Dividends receivable from subsidiary	551	541
Investment in subsidiary	49,408	47,839
Subordinated note receivable from subsidiary, including accrued interest of $94 in 2008 and $100 in 2007	5,094	5,100
Available-for-sale security	350	350
Other assets	-	3
Total assets	$55,403	$53,846
Liabilities - dividends and other payables	$ 584	$ 558
Stockholders' equity:		
Common stock	23,926	23,926
Surplus	179	179
Retained earnings	37,281	35,292
Accumulated other comprehensive income	471	157
Treasury stock	(7,038)	(6,266)
Total stockholders' equity	54,819	53,288
Total liabilities and stockholders' equity	$55,403	$53,846

CONDENSED STATEMENTS OF OPERATIONS	2008	2007	2006
		(Dollars in thousands)	
Income – dividends from subsidiary	$2,897	$5,378	$5,472
Interest income on subordinated note from subsidiary	200	200	200
Professional fees, interest, and other expenses	(123)	(209)	(270)
Income before income taxes and equity in undistributed net income of subsidiary	2,974	5,369	5,402
Federal income tax provision (credit)	26	(3)	(24)
Income before equity in undistributed net income of subsidiary	2,948	5,372	5,426
Equity in net income of subsidiary, less dividends	1,404	139	63
Net income	$4,352	$5,511	$5,489

NOTE 16 - CONDENSED PARENT COMPANY FINANCIAL INFORMATION (CONTINUED)

CONDENSED STATEMENTS OF CASH FLOWS	2008	2007	2006
	(Dollars in thousands)		
Cash flows from operating activities:			
Net income	$ 4,352	$ 5,511	$ 5,489
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in net income of subsidiary, less dividends	(1,404)	(139)	(63)
Decrease (increase) in dividends receivable	(10)	95	(101)
Decrease (increase) in accrued interest receivable	6	1	(26)
Decrease in other assets	3	21	38
Increase (decrease) in other liabilities	16	(155)	(27)
Net cash provided by operating activities	2,963	5,334	5,310
Cash flows from financing activities:			
Repayment of borrowed funds	-	(1,600)	(1,150)
Proceeds from sale of treasury shares	-	29	59
Cash dividends paid	(2,204)	(2,175)	(2,167)
Purchase of treasury shares	(772)	(1,598)	(2,229)
Net cash used in financing activities	(2,976)	(5,344)	(5,487)
Net decrease in cash	(13)	(10)	(177)
Cash at beginning of year	13	23	200
Cash at end of year	$ -	$ 13	$ 23

Under a program initially approved by the Board of Directors in 2002, the Corporation periodically purchases shares of its common stock in the over-the-counter market. Continuation of the program is approved by the Board of Directors on a regular basis.

The decision whether to purchase shares, the number of shares to be purchased, and the price to be paid depends upon the availability of shares, prevailing market prices, and other possible considerations which might affect the advisability of purchasing shares. Since the February 2002 inception of the stock buy-back program, the Corporation has repurchased 201,313 common shares in the open market, with 193,251 shares remaining as treasury stock at December 31, 2008.

NOTE 17 - FAIR VALUE MEASUREMENTS

On February 15, 2007, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (Statement 159). Statement 159 provides an option to report selected financial assets and liabilities at fair value. Statement 159 requires additional information that will help investors and other users of financial statements to more easily understand the effect of an entity's choice to use fair value on its earnings. Statement 159 also requires entities to display the fair value of those assets and liabilities for which the entity has chosen to use fair value on the face of the balance sheet. Statement 159 does not eliminate disclosure requirements included in other accounting standards. There was no impact on the accompanying consolidated financial statements as a result of Statement 159 since the Corporation has not elected the fair value option for any eligible items.

Effective January 1, 2008, the Corporation adopted the provisions of SFAS No. 157, *Fair Value Measurements* (Statement 157). Statement 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.

NOTE 17 - FAIR VALUE MEASUREMENTS (CONTINUED)

Statement 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are independent, knowledgeable, and both able and willing to transact.

Statement 157 requires the use of valuation techniques that are consistent with the market approach, the income approach, and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement cost). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, Statement 157 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1 Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Corporation has the ability to access at the measurement date.

Level 2 Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. Unobservable inputs reflect the Corporation's own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include the Corporation's own financial data such as internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant management judgment.

There were no financial instruments measured at fair value that moved to a lower level in the fair value hierarchy due to the lack of observable quotes in inactive markets for those instruments at December 31, 2008.

The following table summarizes financial assets (there were no financial liabilities) measured at fair value as of December 31, 2008, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Level 1 inputs	Level 2 inputs	Level 3 inputs	Total fair value
		(Dollars in thousands)		
Recurring:				
Securities available-for-sale	$ -	$68,748	$ -	$68,748
Nonrecurring:				
Impaired loans	$ -	$ -	$1,731	$ 1,731

NOTE 17 - FAIR VALUE MEASUREMENTS (CONTINUED)

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, follows.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality, the Corporation's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The Corporation's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Corporation's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Securities Available-for-Sale:

Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would typically include government bonds and exchange traded equities. If quoted market prices are not available, then fair values are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Examples of such instruments, which would generally be classified within Level 2 of the valuation hierarchy, include corporate and municipal bonds, mortgage-backed securities, and asset-backed securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. The Corporation did not have any securities classified as Level 1 or Level 3 at December 31, 2008.

Impaired Loans:

The Corporation does not record impaired loans at fair value on a recurring basis. However, periodically, a loan is considered impaired and is reported at the fair value of the underlying collateral, less estimated costs to sell, if repayment is expected solely from the collateral. Collateral values are estimated using level 2 inputs, including recent appraisals and Level 3 inputs based on customized discounting criteria. Due to the significance of the level 3 inputs, impaired loans fair value have been classified as level 3.

Certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, for example, when there is evidence of impairment. Financial assets and financial liabilities, excluding impaired loans, measured at fair value on a nonrecurring basis were not significant at December 31, 2008.

Nonfinancial assets and nonfinancial liabilities measured at fair value on a recurring basis include reporting units measured at fair value in the first step of a goodwill impairment test. Nonfinancial assets measured at fair value on a nonrecurring basis include nonfinancial assets and nonfinancial liabilities measured at fair value in the second step of a goodwill impairment test, as well as intangible assets and other nonfinancial long-lived assets measured at fair value for impairment assessment. In accordance with Financial Accounting Standards Board Staff Position (FSP) No. 157-2, *Effective Date of FASB Statement No. 157*, the Corporation delayed the application of Statement 157 for the fair value measurement of nonfinancial assets and nonfinancial liabilities until January 1, 2009.

NOTE 18 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of recognized financial instruments at December 31, 2008 and 2007 were as follows:

	2008		2007	
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(Dollars in thousands)			
FINANCIAL ASSETS				
Cash and cash equivalents	$ 10,132	$ 10,132	$ 25,349	$ 25,349
Securities	72,981	72,989	51,479	51,507
Loans, net	346,146	354,065	347,156	347,627
Total	$429,259	$437,186	$423,984	$424,483
FINANCIAL LIABILITIES				
Deposits	$345,077	$346,575	$362,833	$362,965
Federal funds purchased and securities sold under repurchase agreements	17,351	16,575	11,106	10,761
Federal Home Loan Bank borrowings	39,500	41,036	24,500	24,624
Total	$401,928	$404,186	$398,439	$398,350

The preceding summary does not include accrued interest receivable, cash surrender value of life insurance, dividends payable, and other liabilities which are also considered financial instruments. The estimated fair value of such items is considered to be their carrying amount.

The Bank also has unrecognized financial instruments which relate to commitments to extend credit and standby letters of credit. The contract amount of such financial instruments, $74,079,000 at December 31, 2008 and $69,734,000 at December 31, 2007, is considered to be the fair value since they represent commitments at current interest rates.

The following methods and assumptions were used to estimate fair value of each class of financial instruments:

Cash and cash equivalents:

Fair value is determined to be the carrying amount for these items because they represent cash or mature in 90 days or less and do not represent unanticipated credit concerns.

Securities:

The fair value of securities (both available-for-sale and held-to-maturity) is determined based on quoted market prices of the individual securities or, if not available, estimated fair value was obtained by comparison to other known securities with similar risk and maturity characteristics. Such value does not consider possible tax ramifications or estimated transaction costs. The fair value of restricted stock is considered to be its carrying amount.

NOTE 18 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Loans:

Fair value for loans was estimated for portfolios of loans with similar financial characteristics. For adjustable rate loans, which re-price at least annually and generally possess low risk characteristics, the carrying amount is believed to be a reasonable estimate of fair value. For fixed rate loans, the fair value is estimated based on a discounted cash flow analysis, considering weighted average rates and terms of the portfolio, adjusted for credit and interest rate risk inherent in the loans. Fair value for nonperforming loans is based on recent appraisals or estimated discounted cash flows. The estimated value of credit card loans is based on existing loans and does not include the value that relates to estimated cash flows from new loans generated from existing cardholders over the remaining life of the portfolio.

Deposit liabilities:

The fair value of core deposits, including demand deposits, savings accounts, and certain money market deposits, is the amount payable on demand. The fair value of fixed-maturity certificates of deposit is estimated using the rates offered at year-end for deposits of similar remaining maturities. The estimated fair value does not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the marketplace.

Other financial instruments:

The fair value of federal funds purchased and securities sold under repurchase agreements, as well as Federal Home Loan Bank borrowings, is determined based on a discounted cash flow analysis using current interest rates.

The fair value estimates of financial instruments are made at a specific point in time based on relevant market information. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

NOTE 19 - COMMITMENTS AND CONTINGENCIES

The Bank has entered into multi-year agreements to lease certain of its facilities, including the Norwalk banking center for which the Bank has an option to purchase the property at a specified price prior to the expiration of the lease agreement in November 2012. The Bank also leases equipment under various short-term operating leases. Rent expense under these various agreements amounted to $55,000 in 2008, $45,000 in 2007, and $39,000 in 2006. Future minimum lease payments under long-term operating leases aggregated $243,000 at December 31, 2008 as follows: 2009, $90,000; 2010, $60,000; 2011, $39,000; 2012, $35,000; 2013, $13,000; and 2014, $6,000.

In the normal course of business, the Corporation and its subsidiary may be involved in various legal actions, but in the opinion of management and its legal counsel, the ultimate disposition of such matters is not expected to have a material adverse effect on the consolidated financial statements.

NOTE 20 - QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of selected quarterly financial data (unaudited) for the years ended December 31, 2008 and 2007:

	Interest income	Net interest income	Net income	Net income per share
		(Dollars in thousands, except per share data)		
2008				
First quarter	$6,574	$4,226	$ 812	$.47
Second quarter	6,418	4,376	1,195	.68
Third quarter	6,529	4,554	1,255	.73
Fourth quarter	6,371	4,576	1,090	.63
2007				
First quarter	$6,901	$4,188	$1,253	$.70
Second quarter	7,017	4,370	1,408	.80
Third quarter	6,987	4,385	1,487	.85
Fourth quarter	6,847	4,285	1,363	.78

NOTE 21 - NEW ACCOUNTING PRONOUNCEMENTS

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations*, which replaces SFAS No. 141, *Business Combinations*. This Statement retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting (formerly referred to as purchase method) be used for all business combinations and that an acquirer be identified for each business combination. SFAS No. 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as of the date that the acquirer achieves control. This Statement requires an acquirer to recognize the assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values. SFAS No. 141(R) requires the acquirer to generally recognize acquisition-related costs and restructuring costs, and restructuring costs separately from the business combination as period expenses. This Statement is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, with early adoption prohibited.